Exhibit 99. 19

A TECHNICAL REVIEW OF THE

TAYOLTITA, SANTA RITA, SAN ANTONIO,

AND SAN MARTIN MINES

AS OF AUGUST 31, 2004

FOR

CHAP MERCANTILE INC.

Velasquez Spring, P.Eng.

Senior Geologist

G. Ross MacFarlane, P.Eng.

Senior Associate Operations Engineer

and

Gordon Watts, P.Eng.

Senior Associate Mineral Economist

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SECTION A:   SUMMARY

A.1.  SUMMARY

SECTION B: INTRODUCTION AND TERMS OF REFERENCE

B.2.  INTRODUCTION AND TERMS OF REFERENCE

B.2.1

 GENERAL

B.2.2

 TERMS OF REFERENCE

B.2.3

 UNITS AND CURRENCY

B.2.4

 DEFINITIONS

B.2.5

 LUISMIN APPROACH TO MINERAL RESERVE ESTIMATION

B.2.6

 DISCLAIMERS

SECTION C:   SAN DIMAS DISTRICT

C.12.  ADJACENT PROPERTIES

C.13.  MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

C.13.1

 GENERAL

C.13.2

 LUISMIN APPROACH

C.13.3

 PAH AUDIT

C.13.4

 VOLUME ESTIMATE

C.13.5

 TREATMENT OF HIGH GRADE ASSAYS

C.13.6

 TONNAGE FACTOR

C.13.7

 DILUTION

C.13.8

 CUTOFF GRADE

C.13.9

 CLASSIFICATION OF RESERVES

C.13.10

RECONCILIATION BETWEEN RESERVES AND PRODUCTION

C.13.11

DISCUSSION

C.14.  MINING OPERATIONS

C.14.1

 GENERAL

C.14.2

 DESCRIPTION OF MINING OPERATIONS

C.15.  MILLING OPERATIONS

C.15.1

 GENERAL

C.15.2

 TAYOLTITA MILL

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C.16.  SAN DIMAS TAILINGS MANAGEMENT

C.16.1

 GENERAL

C.16.2

 TAYOLTITA TAILINGS

C.16.3

 SAN ANTONIO TAILINGS

SECTION D: SAN MARTIN DISTRICT

D.12.  MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

D.13.  MINING OPERATIONS

D.14.  MILLING OPERATIONS

D.15. ENVIRONMENTAL ISSUES WITH SAN MARTIN TAILINGS MANAGEMENT

D.15.1

 GENERAL

D.15.2

 TAILINGS DAM CONSTRUCTION AND SEEPAGE

D.15.3

 TAILINGS FILTRATION

SECTION E: EXPLORATION PROPERTIES

E.1. EXPLORATION PROPERTIES

E.1.1

 INTRODUCTION

E.1.3

 DISCUSSION

SECTION F: ECONOMIC ANALYSIS

F.1.  CAPITAL AND OPERATING COSTS

F.1.1

 CAPITAL COSTS

F.1.2

 OPERATING COSTS

F.2.  MARKETS AND CONTRACTS

F.3.  ECONOMIC ANALYSIS AND TAXATION - AUGUST 2004

F.3.1

 GENERAL

F.3.2

 ECONOMIC MODEL

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F.4.  OBSERVATIONS AND CONCLUSIONS AND RECOMMENDATIONS

CERTIFICATES

REFERENCES

APPENDIX 1:  SUPPORTING DATA, ECONOMIC ANALYSIS

LIST OF TABLES

1.

Reconciliation  between predicted grade and production – Luismin operations (1978-2002)

2.

Reconciliation between predicted reserves and actual production – Tayoltita-Santa Rita  (1978-2002)

3.

Reconciliation between predicted reserves and actual production – San Antonio

4.

Luismin, SA de C.V. operating mines  inferred Mineral Resources transformed into Mineral Reserves  (1979-1998)

5.

Mineral Reserves of San Dimas district - Luismin geology department  (as of August 31, 2004)

6.

Inferred Mineral Resources of San Dimas district geology department  (as of August 31, 2004)

7.

Luismin San Dimas mining operations for 2003

8.

San Dimas mill performance 2003

9.

Mineral Reserves of San Martin mine summary of reserve estimate

10.

Luismin SA de CV, San Martin mine, resources transformed into reserves

11.

San Martin unit, Inferred Mineral Resources

12.

Minas Luismin, S.A. de C.V. - exploration project status, 2003

13.

Capital cost summary – San Dimas and San Martin  reserves and resources

14.

Luismin operating costs for 2003

15.

Change in net cash flow to Luismin

LIST OF FIGURES

1.

Luismin organization chart

2.

Location map, Luismin's operating mines, Mexico

3.

Grades and reconciliation - Luismin Operations (1978-2002)

4.

Structural map of the San Dimas district

5.

Longitudinal section San Fernando

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6.

Longitudinal section Veta Roberta

7.

Longitudinal section Veta Robertita

8.

Longitudinal section Veta Marina I

9.

Longitudinal section Veta Marina II

10.

Longitudinal section Veta Santa Lucia

11.

Flowsheet of Tayoltita mill

12.

Plan map of south half of San Martin Mine

13.

Longitudinal section and plan map of northern half of San Martin Mine

14.

Flowsheet of San Martin Mill

15.

Mexican exploration projects

16.

Sensitivity of net cash flow to changes in metal prices, and capital costs

17.

Cash flow schedule, Reserves only (2004 to 2013)

18.

Cash flow schedule, Reserves and Resources (2004 to 2013)

19.

Cash flow schedule, Reserves and Resources (2014 to 2025)

Watts, Griffis and McOuat

SECTION A:
SUMMARY

Watts, Griffis and McOuat

A.1.  SUMMARY

General

Watts, Griffis and McOuat Limited ("WGM") was retained by Chap Mercantile Inc. ("Chap") to conduct an independent technical review on four Mexican operating gold and silver mines belonging to Luismin S.A. de C.V. ("Luismin") as of August 31, 2004, and to prepare a report in compliance with National Instrument 43-101 ("NI 43-101").  Wheaton River Minerals Ltd. ("Wheaton) purchased in 2002 all the shares of Minas Luismin S.A. de C.V. and Luismin, a Mexican mining company, is now a wholly owned subsidiary of Wheaton.  The purpose of the review and the NI 43-101 report was to support a proposed agreement between Chap and Wheaton, whereby Chap would purchase all of the silver produced by Luismin's mining operations in Mexico from Wheaton Trading (Caymans) Ltd., an offshore subsidiary of Wheaton, over a 25 year period for an upfront payment of C$46 million in cash and 540 million Chap common shares plus a payment of US$3.90 per ounce of delivered refined silver (subject to adjustment).

WGM has visited all four mines and the head office of Luismin in Durango in both 2002 and 2003 and revisited the four mines in September 2004.

The four mining properties are each operated by wholly owned subsidiaries of Luismin and include: Tayoltita, Santa Rita and San Antonio mines in the San Dimas district, on the border of Durango and Sinaloa states and the San Martin mine in the State of Querétaro.  Seventy-one exploration and exploitation concessions are held by the four mines covering a total area of approximately 35,700 ha.  This extensive land ownership covers the mines, as well as the most prospective surrounding areas, and forms an important asset for Luismin's future exploration programs.

Watts, Griffis and McOuat

All mines are underground operations using primarily mechanized cut-and-fill mining methods.  After milling, cyanidation, precipitation and smelting, doré bars are poured and then transported for refining to Salt Lake City, Utah.

Luismin also holds numerous exploration projects throughout Mexico, most of which are in the grassroots stage of development.

Luismin's production of gold and silver during 2003 was 104,901 oz Au and 5,920,913 oz Ag and for January 2004 through August 31, 2004, 82,498 oz Au and 4,497,751 oz Ag.

The geological and engineering work done by Luismin is of high quality and follows accepted engineering practices, and record keeping is very good.

San Dimas District

The three mines, Tayoltita, Santa Rita and San Antonio are located some 125 km northeast from Mazatlan, Sinaloa or approximately 150 km west of the city of Durango, Durango.  The district is accessed by aircraft in a one hour flight from either Mazatlan or Durango, or by driving some 10 hours from Durango.

The Santa Rita mine is located approximately 3 km upstream from Tayoltita, while the San Antonio mine* and mill are 7 km west of Tayoltita.  The San Antonio mill is accessed from the Tayoltita mine by road, to the portal of the San Luis tunnel then through the tunnel and finally along a river bed or access road to the mill, about an hour and a half drive in total.

_________________________

*   The San Antonio Mill was put in care and maintenance in November 2003.

Watts, Griffis and McOuat

The San Dimas District has experienced a long history of mining since precious metal production was first reported in 1757.  Historical production is estimated at 655 million ounces of silver and 9.33 million ounces of gold making the San Dimas District third in Mexico for precious metal production.

The geological setting at San Dimas shows two major volcanic successions, totalling 3,500 m in thickness, separated by an erosional and depositional unconformity.  The Lower Volcanic Unit ("LVG") is predominantly composed of andesitic and rhyolitic flows and tuffs, while the Upper Volcanic Unit ("UVG") is composed of a lower andesitic horizon capped by rhyolitic ash flows and tuffs.  The LVG is the host of the mineralized veins.

The district lies within an area of complex normal faulting.  Five major, post-ore north-northwest trending faults have divided the district into five tilted blocks.

The deposits are high grade, silver-gold epithermal vein deposits formed from the final stages of igneous and hydrothermal activity in two different vein systems.  The first formed set of veins strikes east-west while the second strikes north-northeast.  Both sets of veins pinch, swell, bifurcate and exhibit horse-tailing and cymoidal structures.  The veins vary in width from a fraction of a centimetre to fifteen metres, but average 1.5 m.  The ore shoots in the veins have variable strike lengths, and average 150 m.  They can have up to 200 m down-dip extensions but the down-dip extensions are normally less than the strike length.  The ore forming minerals are light coloured, medium to coarse grained quartz with intergrowths of base metal sulphides, pyrite, argentite, polybasite, native silver and electrum.

Watts, Griffis and McOuat

Typical of epithermal systems, the San Dimas District exhibits a vertical zone with a distinct top and bottom that Luismin has termed the Favourable Zone. At the time of deposition, the Favourable Zone was in a horizontal position, paralleling the erosional surface of the LVG.  Luismin has successfully located the Favourable Zone in fault tilted blocks from the position of the unconformity between the lower and upper volcanic units.  At San Dimas, the Favourable Zone has a vertical extent some 300 to 600 m.  Past mining experience has shown that 30% of the volume/tonnage of structures in the Favourable Zone, when later developed, becomes ore.  At the current mining rate, Inferred Mineral Resources are being successfully developed on a yearly basis into mineral reserves to replace mined out ore.

Exploration is done both by diamond drilling and by underground development work.  The drilling is mainly done from underground stations.

The workings of the San Dimas District mines are sampled across the vein at 1.5 m intervals along the vein under the direction of the Geological Department.  The splits are taken along the sample line to reflect geology but no sample is greater than 1.5 m.  Once an ore block has been developed, the sample line spacing may be increased to 3.0 m.  Sampling is by an approximately 10 cm wide chip-channel across the vein.

The samples are crushed, ground, split and homogenized at the mine assay laboratory to produce a representative 10 g sample for fire assaying.  Routine quality control is carried out with check assays done at the mine assay laboratory, and between Luismin mine laboratories.

The method used by Luismin to estimate tonnage/grade at the mines in an ore shoot is the conventional block estimation method where the average width is multiplied by the area measured in a vertical plane (corrected for dip) to determine the volume.  This volume is multiplied by 2.7 (SG) to give the estimated tonnage.

Grade corrections of 0.85 by silver grade and 0.95 by gold grade, have been applied. To account for narrow veins at the San Dimas mines, a dilution factor of 10% (at zero grade) is also applied to blocks of less than 5,000 tonnes.  These grade corrections and dilution, where appropriate, are applied to both the Proven and Probable Mineral Reserves and the Inferred Mineral Resources.

Watts, Griffis and McOuat

Calculation of the minimum cutoff grade is based on market metal prices for gold and silver metal recovered in the mill and the average monthly production costs for mining/milling/overhead etc., to produce a minimum dollar per tonne cutoff grade.

The terminology used by Luismin to designate Measured and Indicated Mineral Resources and Proven and Probable Mineral Reserves is in general agreement with the CIM Standards as adopted in NI 43-101.

Luismin designates proven mineral reserves only when mineralization above cutoff grade is exposed in a drift.  The distance projected above and below the drift is a function of the exposed length of the above cutoff grade mineralization in the drift.

Luismin also estimates Probable Mineral Reserves by diamond drilling.  A square is drawn on the vertical longitudinal section with the drillhole centered on the square.  The shape and size of the block depends upon the geological interpretation and thickness of the vein ranging from 25 by 25 m for veins less than 1.0 m thick to 50 by 50 m for veins greater than 1.5 m thick.

Drillhole blocks, based on drillhole assays 50 m or less from underground workings, are classified as "Probable Mineral Reserves from Drilling".

Mining has been conducted in the San Dimas District for more than 200 years and knowledge of the geology i.e. character of the more than 100 veins/structures has been obtained. Detailed mapping and record keeping has assisted in developing a working model. The economic mineralization is known to be confined to an epithermal zone with a distinct top and bottom.  Experience has shown that the mineralization within the vein/structure in the favourable zone is very irregular but statistically occupies 30% of the vein/structure.  The extent of extrapolation of an individual vein/structure within the favourable zone is defined on structural and stratigraphic relationships supported by geochemical trace element studies and by fluid inclusion studies.  These studies have been published as various papers in Economic Geology (see bibliography).

Watts, Griffis and McOuat

Extrapolation of a particular vein/structure (generally from 200 m to 500 m but in some cases up to 1,000 m) is based on various criteria from: known underground workings, surface exposure, drillholes intercepts; continuity and width of the known part of the structure etc.

WGM's audit of Luismin's mineral resource/mineral reserve estimates did not uncover any fatal flaws, and WGM believes that the methods used by Luismin to estimate the mineral resources/mineral reserves are reasonable.

The Proven and Probable Mineral Reserves at San Dimas District three operating mines as of August 31, 2004 are 2.40 million tonnes at 444 g Ag/t and 5.71 g Au/t, as follows:

Proven and Probable Mineral Reserves - San Dimas

	Tonnes	g Ag/t	g Au/t
Proven Mineral Reserves
Tayoltita	350,880	415	3.96
Santa Rita	91,523	378	2.69
San Antonio	365,419	507	8.80

Probable Mineral Reserves
Tayoltita	867,148	415	3.66
Santa Rita	134,908	431	3.35
San Antonio	591,042	476	8.87
Notes to Reserve Statement

1.

Reserves were estimated by Luismin and audited by WGM as of August 31, 2004.

2.

Cutoff grade for the San Dimas District 13 based on total operating cost was US$53.00.

3.

All reserves are diluted, a mining recovery factor has not been applied, but WGM estimates that the mining recovery will be approximately 90%.

4.

The tonnage factor is 2.7 tonnes per cubic metre.

5.

Cutoff values are calculated at a silver price of US$6.46 per troy ounce and US$400.00 per troy ounce for gold.

The Inferred Mineral Resources at San Dimas, diluted, are about 12.9 million tonnes at an approximate grade of 317 g Ag/t and 3.3 g Au/t, and are separately reported and not included in the above total mineral reserve estimate, as Inferred Mineral Resources are not known to the same degree of certainty as mineral reserves and do not have demonstrated economic viability.

Watts, Griffis and McOuat

The three silver and gold mines in the San Dimas district are underground operations employing cut-and-fill mining and using load, haul, and dump ("LHD") equipment.  Primary access is provided by adits and internal ramps.  Milling operations are carried out at Tayoltita which has a capacity of 1,600 tpd.  The ore is processed by conventional cyanidation followed by zinc precipitation of the silver and gold and refining for the production of doré.

In 2003, the San Dimas district mined 423,673 tonnes at an average grade of 5.20 g Au/t and 428 g Ag/t for a production of 68,468 oz of gold and 5,455,961 oz of silver with the mill at Tayoltita recovering 93% of the silver and 96.7% of the gold while the San Antonio Mill recovered 97% of the silver and 98.9% of the gold.  In 2004, up to August 31, the San Dimas mined 267,583 tonnes at an average grade of 6.90 g Au/t and 524.1 g Ag/t for a production of 57,301 oz of gold and 4,190,695 oz of silver.

San Martin

The San Martin project, located some 50 km east of the City of Querétaro in Querétaro State, is readily accessible by car in a few hours from Mexico City.  The project consists of six underground mining units (San José I, San José II, San Martin, Cuerpo's numbered 28, 29 and 30) and three undeveloped Cuerpos numbered 31, 32 and 33, offset by echelon faulting in a north-northeast direction.

Also the San Pedrito project, located 45 km west of the San Martin mine, is being developed and the ore would be trucked to the San Martin mill for processing on completion.

High grade mineralization was discovered in the 18th Century, and is reported to have been mined over a period of 40 years, however, no production records exist.  Between 1900 and 1924, an estimated 250,000 tonnes at a grade of 15 g Au/t and 100 g Ag/t was reportedly mined.

Watts, Griffis and McOuat

In 1982, the area was declared a National Reserve; however, by 1986, Luismin had reached an agreement to conduct exploration/exploitation in the area.  Mining began in 1993 at 300 tpd and the production increased on yearly basis to the present rate of 750 tpd with plans to increase production to 1,100 tpd. Exploration has been concentrated along the breccia zone, but also been carried out at the San Pedrito project.

Mineralization at San Martin occurs within a tabular breccia zone, that strikes northeast and dips 70° to 90°E, in Upper Cretaceous black limestone and calcareous shales of the Soyatal Mexcala Formation. The mineralization occurs as electrum, and silver selenide minerals principally associated with quartz and to a lesser degree with calcite.  The breccia zone varies in width from 1 to 10 m but averages about 3 m. The deposit is an epithermal precious metal (Ag-Au) type related to Tertiary rhyolitic intrusives.

At San Pedrito, numerous epithermal quartz-calcite veins (Paulina, Ramales, Puertecito, Mina Grande I and II, Los Cuates and Mary) are hosted in andesite.  However much of the mineralization is below the water table and will require the lowering of the water table to be mineable.  The city of Querétaro obtains some of the city's water requirements from wells in the general mine area and talks have been held between the city officials and San Martin mine personnel to increase the rate of pumping and drawdown the water table.  Until the water table is lowered, the mineralization outlined as Mineral Reserve have been reclassified as Mineral Resources.  Work has been concentrated on the Paulina vein where higher silver grade mineralization occurs which, when processed with the San Martin ores, improves silver recoveries at the San Martin mill.

Procedures for sample collection, preparation and estimation of mineral resources/mineral reserves are similar to those done by Luismin at the other operating mines with the following differences:

Watts, Griffis and McOuat

-

Present minimum cutoff grade is based on US$29.03/t mining cost;

-

Proven Mineral Reserves are those with data points at close intervals with a well  defined geological character resulting in a confidence level of 85% or more;

-

Probable Mineral Reserves are those with less confidence in geological continuity but with a confidence level of 70 to 85%;

-

Percentage confidence levels are based on past experience in the mine; and,

-

Probable Mineral Reserves indicated by diamond drilling are estimated in part by grades from the diamond drillholes and reasonable geological projections, having a confidence level of 70 to 85%.

For estimation of the average grade of a block in the vertical mineralized bodies, all erratic samples, with values of 12 g Au/t or more, are cut to the average grade of the block and the average grade is recalculated.

For the manto blocks where high values are more homogenous, the high values are cut to the average value and a new average value calculated.  A 10% decrease at zero grade is applied to all blocks to account for mine dilution.  Manto projections are based on the average width and the average grade of the block.

The total Proven and Probable Mineral Reserves estimated as of August 31, 2004 at San Martin are 907,600 tonnes at a grade of 4.18 g Au/t and 62 g Ag/t as follows:

Proven and Probable Reserves - San Martin

	Tonnes	g Ag/t	g Au/t
Proven Reserves	617,200	67	4.1
Probable Reserves	290,400	52	4.4
Notes to Reserve Statement

1.

Reserves were estimated by Luismin and audited by WGM as of August 31, 2004.

2.

Cutoff grade based on total operating cost of US$29.03 per tonne.

3.

All reserves are diluted at 10% zero grade, a mining recovery factor has not been applied but WGM estimates that the mining recovery will be approximately 90%.

4.

The tonnage factor is 2.7 tonnes per cubic metre.

5.

Cutoff values are calculated at a silver price of US$6.46 per troy ounce and US$400.00 per troy ounce for gold.

Watts, Griffis and McOuat

Total Inferred Mineral Resources at the San Martin mine (excluding San Pedrito and Regional), as of August 31, 2004 estimated and separately reported by Luismin, are about 866,000 tonnes at an approximate grade of 4.0 g Au/t and 52 g Ag/t.  Inferred Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

The Total Inferred Mineral Resource estimated by Luismin at San Pedrito as of August 31, 2004 is about 1.13 million tonnes at an approximate grade of 221 g Ag/t and 0.63 g Au/t.

The Mineral Resource estimated at San Martin and San Pedrito were carried out by Luismin in 2004 using the same approach as for the other projects.

Luismin has had success transforming the estimated Inferred Mineral Resources at San Martin into Proven and Probable Reserves on a yearly basis. During the period 1997 to August 2003, the transformation of the estimated Inferred Mineral Resources into Mineral Reserves plus production is 133% (i.e. original estimate underestimated the amount of Inferred Resources by 33%).

The San Martin mine produced 181,534 tonnes in 2004 at a grade of 4.16 g Au/t and 79 g Ag/t from an underground cut-and-fill operation.  Primary access is by adit using LHD equipment.

The San Martin mill operated at an average rate of 765 tpd in 2003 yielding 63.8% silver recovery and 95.7% gold recovery. The mill uses a conventional cyanidation process with zinc precipitation and refinery production of gold and silver doré.  The mill also processes the flotation concentrate from La Guitarra, a formerly owned mining operation as well as another separately owned mining operation.  The San Martin operation produced up to August 31, 2004, 25,197 oz of gold and 307,056 oz of silver.

Watts, Griffis and McOuat

Environmental Issues with Luismin Operations

Luismin’s practice in the design and operation of tailings containment sites complies with the requirements of Mexico and with the permits issued for the dams in use at San Dimas and San Martin.  However, improvements are necessary to bring all of the tailings dam designs and operations up to World Bank guidelines.  Various assessments and geotechnical testing  were carried out in  2002 to improve the safety of the dams and management of the tailings deposits. Since the acquisition of Luismin, construction work to increase the dam safety and better manage the tailings operations has been initiated. The level of environmental impact was more extensive at San Martin and priority has been given to remediate this site.

Tailings are discharged from milling operations into unlined structures designed to settle the solids and to collect solutions for recycle to the milling operations.  The containment structures are constructed from the more dense and coarse underflow from cyclones operating on the tailings lines.  The cyclone overflows drain to decant structures in the central dam area where solutions are collected for recycling.

The deficiencies in the Luismin tailings dams were recognized and capital expenditures have been allocated to improve this area of the operations.  The scope of work includes seepage controls, geotechnical investigations to support tailings expansion design, and mitigation work on existing tailings sites.

At San Martin a reinforcing berm downstream of the dam has been constructed and a seepage collection channel downstream of the tailings dam has been placed. Construction of a tailings filtration plant is currently in progress. These measures will stabilize the tailings and provide capacity for long term storage of tailings with minimal environmental impact.

Watts, Griffis and McOuat

In the San Dimas district, both the tailings dams at San Antonio and at Tayoltita require extensive work to stabilize.  In Tayoltita, the remediation and stabilization works have started.  The operation at San Antonio was shutdown primarily due to depletion of tailings storage capacity. The Tayoltita tailings work includes the provision of capacity for future expanded operations.

The San Antonio tailings dam has recently received approval for reclamation in place by construction of erosion protection from the nearby river in conjunction with dam reinforcement with concrete and waste rock. Excavation of a new river channel to isolate the dam from the river will also be required. Work on this final reclamation of the dam will start in 2005.

Mitigation of the Tayoltita tailings dam includes the placement of a reinforcing berm downstream of the current dam and extension of the seepage collection system. The ten stage tailings pumping system has been replaced with single stage positive displacement pumps as well as a new pipeline crossing of the river with spill protection. Also tailings filtration for the Tayoltita operation will be installed to further enhance the tailings operation, expand the capacity, and reduce the potential for environmental impact.

With the remediation and stabilization works already underway and the work planned for the future, Luismin's operations are moving towards compliance with World Bank guidelines.

Capital and Operating Costs

A series of capital expenditures is required to address the remaining environmental deficiencies with the Luismin operations, sustain the existing operations and complete planned expansions of the production capacity. The planned capital expenditures in 2005 and 2006 for environmental purposes total US$6 million.

The construction associated with environmental remediation at San Martin has progressed well since WGM's visit in 2002. The environmental work to bring the tailings operations more in line with international guidelines will continue in 2005 and 2006.

Watts, Griffis and McOuat

Capital expenditures are also in progress at the end of 2004 to expand the Tayoltita mill operation to 2,100 tpd as the central milling facility for the San Dimas mining operations at the Tayoltita Mine, Santa Rita Mine and the Central Block Mine (includes the former San Antonio Mine).  A smaller expansion project is in progress at the San Martin mill to increase the capacity to 1,100 tpd.

In addition to expenditures for expansion, capital is also required to sustain the existing production facilities with equipment replacement and on going exploration and mine development.

Operating costs vary across the operations from the lowest at San Martin of $28.00/tonne to US$55.00/tonne at the Central Block Mine. The operating costs are accounted separately for each operation and determine the cutoff grade to plan and control the mining operations.

The Luismin operations have achieved significant reductions in operating costs from  increasing the scale of operations as well as improvements in the efficiencies of operating methods. Various improvements such as the integration of the Santa Rita ore haulage with Tayoltita will continue to improve efficiencies and reduce the cost structure. All operations will incur some increase in operating costs associated with the future tailings operations and associated environmental monitoring.

Luismin ships the silver and gold doré bars to the Johnson Matthey refinery in Salt Lake City, Utah, where a payment of 99.8% of the silver and gold content is made less refining charges of US$0.14 per troy oz of doré and US$1.00 per troy oz of gold.

Although Luismin has successfully used a hedging policy in the past for its sale prices, virtually all hedge positions were fulfilled by late 2002 and there are no hedges in place at the time of this report.

Watts, Griffis and McOuat

WGM’s believes that the Inferred Mineral Resources are an important part of the overall planning for this project because:

-

Production from the San Dimas deposits has been sustained for more than 200 years;

-

Luismin has been successfully conducting mine operations at San Dimas for 19 years;

-

Capital investment of approximately US$24 million is currently planned by Luismin for a 30% production increase over the next 5 years (2002–2006);

-

A study in the main production area at San Dimas covering the period from 1979 to 1988 showed that Luismin was able to achieve a conversion rate of about 90% of the Inferred Mineral Resources into mineral reserves;

-

WGM believes that Luismin has successfully demonstrated that there is a high probability that Inferred Mineral Resources will be converted to Mineral Reserves;

-

At San Martin, Luismin has been able to achieve more than 100% conversion of mineral resources into mineral reserves;

-

Luismin operating practice has been to convert mineral resources into mineral reserves after drifting in the mineralization and completion of sampling and mining of the headings; and,

-

Due to the combination of ever expanding production requirements, better access to capital, the well understood geology and economic zone of the mineralization, and the historical success of the operations, Luismin will be better positioned  to support  mine development and mineral reserve definition with a normal level of diamond drilling prior to mining. This should provide for a higher level of mineral reserve definition prior to mining.

Watts, Griffis and McOuat

Furthermore, the Luismin operations are currently on a significant capital investment program that will consolidate production, address a series of environmental issues at all mines, and achieve a lower cost structure in the future.

Interpretation and Conclusions

WGM has concluded that:

-

Total Proven and Probable Mineral Reserves estimated as of August 31, 2004, for Luismin's four operating mines are 3, 308,559 million tonnes at a grade of 339 g Ag/t and 5.29 g Au/t;

-

The procedures used by Luismin to estimate the mineral reserves are reasonable and the reserves fairly represent the tonnage and grade that can be expected from an operation;

-

The total Inferred Mineral Resources, estimated as of August 31, 2004, for the same four operating mines, and not included in the mineral reserves stated above, are about 15.3 million tonnes at an approximate grade of 289 g Ag/t and 3.20 g Au/t;

-

The procedures used by Luismin to estimate the Inferred Mineral Resources are reasonable and the Inferred Resource estimate represents a reasonable expectation of being converted to Indicated and Measured Resources;

-

The experience and capabilities of the Luismin management team are regarded as excellent and important elements in the success of current and future operations;

-

The potential for exploration, both on active mining properties as well as on exploration holdings, to expand the reserve base to both support and expand operations is excellent;

-

Luismin's active exploration program, together with the exploration  potential on their land holdings are regarded by WGM as an asset for increase metal production;

Watts, Griffis and McOuat

-

Future operations will incur additional capital and operating costs for management of tailings sites as well as remediation of existing sites;

-

Opportunities for future reductions in operating costs will be possible with capital investment in mining and processing equipment as well as changes to operating practices;

-

The past history of the Luismin operations show growth in small increments where capital expenditures were justified on short term planning and assessments. This has resulted in "add on" style expansions and a variety of equipment sizes and types that reduces some efficiencies in operations and maintenance. The renewed support of capital and longer term planning should lead to better returns on investments;

-

An economic analysis of the Proven and Probable Reserves of the operations completed in October 2004 demonstrated that the reserves can be mined and processed at a profit; and,

-

A review of production and costs for 2003 and 2004 year to date has demonstrated that the October 2004 economic analysis is valid.

Watts, Griffis and McOuat

SECTION B:
INTRODUCTION AND TERMS OF REFERENCE

Watts, Griffis and McOuat

B.2.  INTRODUCTION AND TERMS OF REFERENCE

B.2.1        GENERAL

At the request of Chap Mercantile Inc. ("Chap"), Watts, Griffis and McOuat Limited ("WGM") revisited the four operating gold and silver mines in Mexico of the Mexican corporation Luismin S.A. de C.V. ("Luismin").

The four mining properties are each operated by wholly owned subsidiaries of Luismin and include: the Tayoltita, Santa Rita and San Antonio mines in the San Dimas district, on the border of Durango and Sinaloa states and the San Martin mine in the State of Querétaro.  The organization chart (Figure 1) illustrates the various wholly owned Luismin companies, which control the mining operations and exploration properties.  The four mines cover an area of approximately 35,600 ha within 71 exploration and exploitation concessions.  This extensive land ownership covers the mines as well as the most prospective surrounding areas, which forms an important asset for Luismin's future exploration programs.

All mines are underground operations using primarily mechanized cut-and-fill mining methods.  After milling, cyanidation, precipitation and smelting, doré bars are poured and then transported for refining to Johnson Matthey in Salt Lake City, Utah.  The locations of the mines are shown on Figure 2.

Luismin also holds numerous exploration projects throughout Mexico, most of which are at the grassroots stage of development and have not been explored over the past few years.

Gold and silver production from Luismin’s four mines during the past year (2003) was 104,901 oz of gold and 5,920,913 oz of silver.

   Watts, Griffis and McOuat

Figure  1.     Luismin Organization Chart

Watts, Griffis and McOuat

LUISMIN ORGANIZATIONAL CHART
POST April 30 2004
Luismin S.A. de C.V.
100%
Servicios Adminstrativos Luismin, S.A. de C.V. (Mexico)
100%
Compania Pena de Bernal, S.A. de C.V. (Mexico)
San Martin Mine (Mexico)
San Pedrito Project (Mexico)
Exploration Projects (Mexico)
100%
Aerolinas Holdings, S.A. de C.V. (Mexico)
100%
Transportes Aeros Terrestres, S.A. de C.V. (Mexico)
51%
Mincanmex, S.A. de C.V. (Mexico)
Contract Mining
60%
Minera Nordica S.A. de C.V. (Mexico)
60%
Compania Minera Astumex, S.A. de C.V. (Mexico)
Exploration Projects (Mexico)
100%
Minas de San Luis S.A. de C.V. (Mexico)
Tayoltita Mine (Mexico)
Santa Rita Mine (Mexico)
San Antonio Mine (Mexico)
Assay Lab & Recycling Plant (Mexico)
San Anton (Mexico)
Exploration Projects (Mexico)
El Porvenir Project (Mexico)
Los Filos Project (Mexico)
100%
Compañia Minera Nukay (Mexico)
100%
Nukay Mine (Mexico)
Exploration Projects (Mexico)
14% carried & 7.2% participating
Minera Media Luna SA de CV (Mexico)
El Limon Project (Mexico) (Teck Cominco is operator and holds a 78.8% participating interest)
60%
Minera Urique, S.A. de C.V. (Mexico)
Exploration Projects (Mexico)
60%
Compania Minera Thesalia, S.A. de C.V. (Mexico)
Exploration Projects (Mexico)
100%
Compania Minera Dos Estrellas 77, S.A. de C.V (Mexico)
El Oro Project (Mexico)
Operating companies
non operating companies
services companies
mine development project
Placer Dome earning a 75% interest by spending $4 million.

Figure 1. Luismin Organization Chart

- 20 -

 Watts, Griffis and McOuat

Figure  2.     Location map, Luismin's operating mines, Mexico

WRM_ARM \WRM_01_Proj_Location.cdr
Last revision date: Thursday, 28 October, 2004

110°E
100°E
90°E
25°N
15°N
N
0
500
Km.
MEXICO
San Dimas District
States of Sinaloa and Durango
TAYOLTITA
SANTA RITA
SAN ANTONIO
State Of Queretaro
SAN MARTIN

Figure 2.

LUISMIN S.A. de C.V.

Location Map
Luismin's Operating Mines in Mexico
(after Luismin)

 Watts, Griffis and McOuat

B.2.2        TERMS OF REFERENCE

WGM was retained in 2004 by Chap to conduct an independent technical review and to prepare a report in compliance with National Instrument 43-101 ("NI 43-101") following Form 43-101F1, on the four operating silver-gold mines in Mexico.

WGM has previously in 2002 been retained by Wheaton River Minerals Ltd. ("Wheaton") to conduct an independent technical review and to prepare a technical report in compliance with NI 43-101 on the same four mines and also in 2003 WGM was again retained by Wheaton to conduct an independent audit on the four mines as of December 31, 2002.  WGM is very familiar with the operations at the four mines.

The purpose of the WGM independent technical review and the report is to support a proposed agreement between Chap and Wheaton Trading whereby Chap would purchase all the silver produced by Luismin's mining operations in Mexico over a 25 year period.

Velasquez Spring, a Senior Geologist; and G. Ross MacFarlane, Senior Associate Metallurgical Engineer of WGM revisited the four mining operations during the period September 27 through October 3, 2004.

Discussions were held with Luismin engineers and geologists, at each of the operating mines, as well as with senior personnel at Luismin’s head office, regarding the mining/milling operations, exploration, and mineral resource/reserve estimation procedures.  A detailed review was made by WGM of the plans and capital budgets that were prepared by Luismin/Wheaton for the proposed underground expansions at each of the four Luismin mines.  WGM modified and made additions based on the proposed expansions and budgets where we considered it appropriate.

WGM checked the information provided during the visits to the mines and reviewed it for adequacy and completeness.

 Watts, Griffis and McOuat

The geological and engineering work done by Luismin is of high quality and follows accepted engineering practices.  The record keeping with regard to mineral resource/mineral reserve estimates, i.e. plans, sections and calculation sheets, is very good.  From 1994 to 2000, Luismin retained the consulting firm of Pincock, Allen and Holt to conduct an independent audit on the mineral resource/mineral reserve estimates every two years.

The opinions and conclusions presented in this report are based on information received from Luismin.  WGM received the full cooperation and assistance of Luismin during the site visit and in preparation of this report.

B.2.3        UNITS AND CURRENCY

Throughout this report common measurements are in metric units.  Tonnages are shown as tonnes (1,000 kg), linear measurements as metres ("m"), or kilometres ("km") and precious metal values as grams ("g"), grams of gold per tonne ("g Au/t"), and grams of silver per tonne ("g Ag/t").  Cubic feet per minute ("cfm") is used for ventilation air flow.  Grams are converted to ounces based upon 31.103 grams per ounce.

All economic data is quoted in US dollars ("US$"). When peso amounts required conversion into US dollars, the peso exchange rate used was 11.50 pesos equivalent to US$1.00.

 Watts, Griffis and McOuat

B.2.4        DEFINITIONS

The classification of mineral resources and mineral reserves used in this report conforms with the definitions provided in the final version of National Instrument 43-101 ("NI 43-101"), which came into effect on February 1, 2001.  We further confirm that, in arriving at our classification, we have followed the guidelines adopted by the Council of the Canadian Institute of Mining Metallurgy and Petroleum (the "CIM Standards").  The relevant definitions for the CIM Standards/NI 43-101 are as follows:

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

 Watts, Griffis and McOuat

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

The terminology used by Luismin to designate Measured and Indicated Mineral Resources and Proven and Probable Mineral Reserves is in general agreement with the CIM Standards as adopted in NI 43-101.  Luismin’s mineral resource categories "potential resource" and "drill inferred resource" would, under the CIM Standards, be called Inferred Resources.  We have used the term Inferred Mineral Resources for this material throughout the rest of this report.

B.2.5        LUISMIN APPROACH TO MINERAL RESERVE ESTIMATION

Rather than calculating mineral resources/mineral reserves over a minimum mining width and then applying corrections for dilution and mine losses to determine mineral reserves, Luismin estimates the reserve in each of the underground mining blocks by using the conventional mining block estimation methods for underground mines and later applying a tonnage and grade correction to determine mineral reserves.  The minimum mining width is

 Watts, Griffis and McOuat

0.9 m.  However, on occasion, where very high grade values are encountered over intervals less than 0.9 m, the minimum mining width is calculated to 0.9 m, using zero grade gold and silver values for the additional width required to meet 0.9 m.

 Watts, Griffis and McOuat

Luismin’s success with predicting the tonnage and grade of the reserves over the period 1979-2002 for all operations is shown on Table 1. The table clearly shows that, although there are variances from year to year, the overall totals compare well.  We have presented the actual silver and gold grades graphically in Figure 3.

B.2.6        DISCLAIMERS

WGM did not independently review the lease and land status information on the mines and the information as reported herein, was provided by Luismin.

WGM did not independently sample or assay any of the mineralization at the mines.  WGM did observe the pouring of numerous doré bars and receipts of payment from the sale of doré bars and we are satisfied that the mines are producing silver and gold. WGM did not carry out a formal due diligence review of environmental considerations as SRK Consulting ("SRK"), at the request of Wheaton, had conducted a due diligence environmental review of Luismin’s mining properties in January 2002.  The SRK review was to identify if any serious liabilities exist that would materially affect the economic performance of the operations over the next 10 years.  The report is titled "Environmental Due Diligence Review of Active Mining Units Owned and Operated by Minas Luismin, S.A. de C.V., February 20, 2002" and has been reviewed by WGM as part of the technical review of the Luismin operations.

  Watts, Griffis and McOuat

TABLE  1

RECONCILIATION  BETWEEN PREDICTED GRADE AND PRODUCTION – LUISMIN OPERATIONS (1978-2002)

YEAR	TONNES			SILVER GRADE			GOLD GRADE			SILVER CONTENT (OZ)			GOLD CONTENT (OZ)
			Variance	g Ag/t		Variance	g Au/t		Variance			Variance			Variance
	Predicted	Actual	%	Predicted	Actual	%	Predicted	Actual	%	Predicted	Actual	%	Predicted	Actual	%
1978	156,000	159,628	2.3%	400	404	1.0%	7.00	7.10	1.4%	2,006,237	2,073,424	3.3%	35,109	36,439	3.8%
1979	156,000	161,428	3.5%	400	395	-1.3%	7.00	6.50	-7.1%	2,006,237	2,050,094	2.2%	35,109	33,736	-3.9%
1980	162,000	162,290	0.2%	390	381	-2.3%	6.40	6.40	0.0%	2,031,315	1,987,991	-2.1%	33,334	33,394	0.2%
1981	162,000	155,837	-3.8%	390	468	20.0%	6.40	7.80	21.9%	2,031,315	2,344,845	15.4%	33,334	39,081	17.2%
1982	162,000	158,163	-2.4%	390	483	23.8%	6.40	7.70	20.3%	2,031,315	2,456,121	20.9%	33,334	39,156	17.5%
1983	195,000	176,643	-9.4%	383	422	10.2%	6.50	6.90	6.2%	2,401,215	2,396,661	-0.2%	40,752	39,187	-3.8%
1984	216,000	200,256	-7.3%	396	424	7.1%	6.30	6.60	4.8%	2,750,088	2,729,915	-0.7%	43,751	42,494	-2.9%
1985	202,800	197,864	-2.4%	422	433	2.6%	5.30	6.30	18.9%	2,751,555	2,754,561	0.1%	34,557	40,078	16.0%
1986	236,300	222,295	-5.9%	396	423	6.8%	5.77	6.28	8.8%	3,008,546	3,023,206	0.5%	43,837	44,884	2.4%
1987	274,471	235,459	-14.2%	340	307	-9.9%	4.21	3.93	-6.7%	3,001,255	2,320,810	-22.7%	37,171	29,738	-20.0%
1988	315,520	315,551	0.0%	335	310	-7.6%	4.89	4.38	-10.3%	3,399,316	3,142,158	-7.6%	49,579	44,479	-10.3%
1989	314,475	316,997	0.8%	313	261	-16.4%	4.32	3.95	-8.6%	3,163,238	2,664,293	-15.8%	43,710	40,283	-7.8%
1990	319,607	308,593	-3.4%	287	240	-16.5%	3.68	3.58	-2.9%	2,949,143	2,378,476	-19.4%	37,843	35,483	-6.2%
1991	239,760	249,947	4.2%	331	298	-9.9%	3.99	3.33	-16.5%	2,550,545	2,395,927	-6.1%	30,746	26,750	-13.0%
1992	331,685	331,966	0.1%	347	326	-5.9%	3.30	3.49	5.8%	3,695,707	3,480,175	-5.8%	35,141	37,228	5.9%
1993	387,449	360,606	-6.9%	301	313	3.9%	3.55	3.32	-6.5%	3,748,776	3,624,409	-3.3%	44,247	38,486	-13.0%
1994	529,785	550,119	3.8%	267	235	-11.8%	3.29	2.95	-10.5%	4,548,809	4,163,776	-8.5%	56,103	52,142	-7.1%
1995	614,390	649,874	5.8%	262	254	-2.9%	3.25	3.06	-5.9%	5,170,018	5,311,805	2.7%	64,138	63,865	-0.4%
1996	720,670	753,517	4.6%	257	252	-2.1%	3.17	3.30	4.1%	5,953,125	6,094,302	2.4%	73,473	79,961	8.8%
1997	796,042	843,504	6.0%	256	238	-6.9%	3.33	3.32	-0.2%	6,548,927	6,461,571	-1.3%	85,281	90,160	5.7%
1998	847,388	873,460	3.1%	239	217	-9.5%	3.23	3.06	-5.1%	6,517,784	6,080,367	-6.7%	88,009	86,073	-2.2%
1999	880,785	911,842	3.5%	222	215	-3.5%	2.97	3.05	2.7%	6,300,275	6,295,689	-0.1%	84,156	89,508	6.4%
2000	944,110	982,710	4.1%	216	207	-4.2%	3.07	3.12	1.4%	6,560,586	6,543,742	-0.3%	93,306	98,435	5.5%
2001	1,012,100	921,200	-9.0%	212	224	5.7%	2.98	3.55	18.9%	6,901,718	6,640,615	-3.8%	97,060	105,066	8.2%
2002	837,077	801,480	-4.3%	242	253	4.4%	3.94	4.32	9.5%	6,519,449	6,515,789	-0.1%	106,152	111,266	4.7%
Total	11,013,414	11,001,228	-0.1%	278	271	-2.5%	3.84	3.89	1.4%	98,546,496	95,930,723	-2.7%	1,359,236	1,377,370	1.3%

  Watts, Griffis and McOuat

Figure  3.     Grades and reconciliation - Luismin Operations (1978-2002)

  Watts, Griffis and McOuat

SECTION C:
SAN DIMAS DISTRICT

  Watts, Griffis and McOuat

For Sections C.1 to C.11., please refer to WGM's report titled "Audit of the Mineral Reserves and Mineral Resources of Tayoltita, Santa Rita, San Antonio, La Guitarra and San Martin mines as of December 31, 2002 for Wheaton River Minerals Ltd." dated March 1, 2003, by Velasquez Spring, P.Eng., and G.Ross MacFarlane, P.Eng.

  Watts, Griffis and McOuat

C.12.  ADJACENT PROPERTIES

Exploration over the past few years has been concentrated on finding new mineral resources/mineral reserves in the immediate area of the present mine workings.  Luismin holds a very large land position around the present/past mine workings and as such there are no adjacent properties.  More than 120 mineralized veins are known within the San Dimas district land holdings.

Luismin has a number of exploration properties throughout Mexico that are described later in this report.

Tunnels driven to provide better access to the numerous producing mines continually cross-cut and discover new veins.  In a helicopter flight over the land holdings surrounding the mines, WGM observed untested, relatively unknown, extensively hydrothermally altered areas characteristic of epithermal vein mineralization.  These lands hold promise for future exploration.

  Watts, Griffis and McOuat

C.13.  MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

C.13.1        GENERAL

The Proven and Probable Mineral Reserves, estimated by Luismin as of August 31, 2004 for the three operating mines in the San Dimas District, Tayoltita, Santa Rita and San Antonio, Central Block are 2.40 million tonnes at 444 g Ag/t and 5.71 g Au/t.

Similarly an Inferred Mineral Resource, separately reported and estimated by Luismin for the same three mines, is about 12.9 million tonnes at an approximate grade of 317 g Ag/t and 3.3 g Au/t.  Inferred Mineral Resources are not known with the same degree of certainty as Proven and Probable Mineral Reserves and do not have demonstrated economic viability.

WGM reviewed the estimation methods used by Luismin and found them reasonable, and believes that the above mineral reserve and mineral resource estimates fairly represent the mineral reserve/mineral resource potential.

C.13.2        LUISMIN APPROACH

Rather than calculating mineral resources/mineral reserves over a minimum mining width and then applying corrections for dilution and mine losses to determine mineral reserves, Luismin estimates the reserve in each of the underground mining blocks by using the conventional mining block estimation methods for underground mines and later applying a tonnage and grade correction to determine mineral reserves.  The minimum mining width is 0.9 m; however, on occasion where very high grade values are encountered over intervals less than 0.9 m, the minimum mining width is calculated to 0.9 m, using zero grade gold and silver values for the additional width required to meet 0.9 m.

  Watts, Griffis and McOuat

Luismin's practice is to apply gold and silver correction factors to the grades as estimated for the in situ mineralization to correlate with the head grades of the mill feed.  The correction factors account for losses in gold and silver values in the cut-and-fill mining method as well as for dilution.

C.13.3        PAH AUDIT

Luismin has retained Pincock, Allen and Holt (“PAH”) on three occasions to audit the reserves and resources of the operations.  PAH visited the three mines of San Dimas and the San Martin mines in December 1999.  PAH has produced three reports* dated September 1998, April 2000 and January 2001 reporting on Luismin resource/reserve estimates dated June 30, 1998, December 31, 1999 and October 31, 2000.

PAH’s approach to audit the mineral reserves was to:

-

review the parameters used to estimate resources and reserves;

-

review the methods of estimation and classification;

-

check calculations of grade, width and/or tonnage on individual blocks of reserves; and,

-

review the predicted reserves against production for the same areas on an annual basis.

The results of PAH’s audit found no significant errors in calculation of the mineral reserves.

PAH also reviewed Luismin’s estimate of Inferred Resources and stated:

"Based on a historical review of the tonnage of material that was originally estimated as…[Inferred Resources]…and the tonnage of material that was ultimately mined or defined as mineable reserves, it is PAH’s opinion that there is a high probability that further exploration and mine development will convert a substantial amount of these resources into mineable reserves."

_________________________

*   Reports included audit of the previous owned and operated La Guitarra Mine.

  Watts, Griffis and McOuat

PAH’s statement of Inferred Resources in the January 2001 report is essentially equivalent to the statement of Inferred Resources in this report.  While there are minor discrepancies between the PAH and the WGM reports, in our opinion these are not material.

C.13.4        VOLUME ESTIMATE

The sample data are posted on level plans, and a geologist defines the limits of mineralization across and along the vein to determine the block lengths for mining and mineral reserve estimation. The data are then transferred to longitudinal sections and the volume of the block is calculated based on the average mineralized width of the vein and the measured longitudinal area (corrected for the dip of the vein).

C.13.5        TREATMENT OF HIGH GRADE ASSAYS

Cutting of high grade values is sometimes carried out by the geologist estimating the tonnage and grade of a block.  Luismin informed us that the rule for the cutting of high grade silver values, i.e. those greater than 350 g Ag/t, is to average the high grade value with the silver values of the samples immediately adjacent on either side of the high grade sample, i.e. the average of three sample values.  If the high grade value of the sample is equal to, or greater than three times the average then both the silver and gold values of the high grade sample are cut in half.

C.13.6        TONNAGE FACTOR

The tonnage factor for the mines that use the metric system is to multiply the volume in cubic metres by 2.7 (SG) to give tonnes and similarly in the mines using the English system to divide the volume, in cubic feet, by 13 to give tonnes.  WGM believes that these factors are reasonable.

  Watts, Griffis and McOuat

C.13.7        DILUTION

Prior to October 2000, an empirical dilution curve was applied to correct the silver and gold values at the mines of the San Dimas District.  The curve was developed from years of experience measuring the head grade in the mill at the Tayoltita mine.  However, as the silver grades mined decreased, a statistical study in 1999 showed that the empirical dilution curve was no longer appropriate.  The 1999 statistical study was based on more than 12,000 data entries from the various mines compared to the head grades of the mill.  The results indicated the need to apply the following new correction factors to both silver and gold values.

Since November 2000, grade corrections of -15%, or 0.85 by silver grade, and –5%, or 0.95 by gold grade, have been applied.  The adjustments incorporate, in WGM's opinion, grade differences due principally to dilution and to mining losses but also correct, according to Luismin, other factors that affect the results of the silver and gold assays, namely: 1) the collecting and splitting of the samples; 2) grinding contamination in the assay lab; 3) contamination during the cupellation of samples with very high values in silver and gold; and, 4) weighing errors in determining the gold and silver grades of the samples.  A tonnage mining dilution of 10% is applied after the grade correction.

To account for narrow veins, an additional dilution factor of 10% (at zero grade) is also applied to blocks less than 5,000 tonnes at the San Dimas mines.

Luismin does not apply a mining recovery factor but since the reserve tonnes balance well with the tonnage mined, WGM estimates that mining recovery is already included in the estimation.

  Watts, Griffis and McOuat

C.13.8        CUTOFF GRADE

The calculation of the minimum cutoff grade is based on market metal prices (adjusted monthly) for gold and silver metal recovered in the mill and the average monthly production costs for mining/milling/overhead etc., to produce a minimum dollar per tonne cutoff grade.  The same cutoff grade is applied to each of the mining areas in the San Dimas district.  The cutoff grade, for estimation of reserves, as of August 31, 2004, was US$53.00/t.

C.13.9        CLASSIFICATION OF RESERVES

The terminology used by Luismin to designate Measured and Indicated Mineral Resources and Proven and Probable Mineral Reserves is in general agreement with the CIM Standards as adopted in NI 43-101.  Luismin’s mineral resource categories "potential resource" and "drill inferred resource" would, under the CIM Standards, be called Inferred Mineral Resources.  We have used the term Inferred Mineral Resources for this material throughout this report.

The following criteria are used by Luismin to classify Proven and Probable Mineral Reserves.  The distance for vertical projections for Proven Mineral Reserves and Probable Mineral Reserves is a function of the length of the block, defined as follows:

Block Length	Maximum Vertical Projection for Proven Mineral Reserves	Maximum Vertical Projection for Probable Mineral Reserves
Less than 15 m (50 ft)	4 m (12 ft)	8 m (24 ft)
15 to 45 m (50 to 148 ft)	8 m (24 ft)	16 m (52 ft)
45 to 85 m (148 to 279 ft)	16 m (52 ft)	32 m (105 ft)
Greater than 85 m (279 ft)	20 m (65 ft)	40 m (135 ft)

Blocks are adjusted to reflect faults, old workings and/or vein intersections.

Luismin also estimates Probable Mineral Reserves by diamond drilling.  A square is drawn on the vertical longitudinal section with the drillhole centered on the square.  The shape and size of the block depends upon the geological interpretation with the maximum size of the block based on the thickness of the vein as follows:

  Watts, Griffis and McOuat

Vein Thickness	Size of Block
Less than 1.0 m	25 x 25 m
1.0 to 1.5 m	35 x 35 m
Greater than 1.5 m	50 x 50 m

Drillhole blocks, based on drillhole assays 50 m or less from underground workings, are classified as "probable reserves from drilling".  If the drillhole assays are more than 50 m from sampled underground workings or adjacent drillholes, the block is classified as Inferred Resources.

Luismin also estimates Inferred Mineral Resources based on the geological interpretation of partially explored veins and the vertical extent of the "Favourable Zone" of the epithermal mineralization.  An average grade is determined from the average metal values of widely spaced samples collected variously, when present, from outcrops, widely spaced drillholes and underground workings.

Past mining experience shows that economic mineralization is confined to an epithermal zone with a distinct top and bottom called the Favourable Zone and that mineralization within a vein in the Favourable Zone is very irregular but statistically occupies 30% of vein in the zone.  The extent of extrapolation of an individual vein in the Favourable Zone is based on structural and stratigraphic relationships supported by geochemical trace element studies and fluid inclusion studies.  The extrapolation of a particular vein is based on various individual criteria, e.g. the height of the Favourable Zone, the knowledge of the structure and its extension through the interception of the structure in underground workings, by surface exposure and/or by intersection with diamond drillholes.  The strength, width and character of the individual vein determine the geological confidence in the distance of the extrapolation of the vein.

  Watts, Griffis and McOuat

A total of more than 100 veins, at Tayoltita, San Antonio and Santa Rita (Figure 4), comprise the Inferred Mineral Resource of the San Dimas District. The various veins and the corresponding length, width and height projected are used to determine the total volume/tonnage of the Favourable Zone and ultimately the 30% of the total tonnage figure represents the Inferred Mineral Resources.

C.13.10        RECONCILIATION BETWEEN RESERVES AND PRODUCTION

The most useful test of a mineral reserve estimate at an operating mine is a review of the tonnes and grade predicted by the reserve estimate against the results of production from the same area.  Reconciliation between the reserves of the Tayoltita/Santa Rita mines and the San Antonio mine, and production from the same areas for the period 1978 to 2002 is shown on Tables 2 and 3.  In November 2003, the mill at San Antonio was closed and all milling operations from the three mines are now carried out at the Tayoltita mill.  However the reconciliation between the two mill/mine operations showed very close agreement and the same is expected at the Tayoltita mill.

The overall reconciliation continues to be excellent and supports Luismin’s ongoing program of reserve estimation and grade control.

C.13.11        DISCUSSION

Luismin does not include the Inferred Mineral Resources in its Mineral Reserve Estimate.  The Inferred Mineral Resources are targets to develop additional reserves.  To determine how successful they had been in converting Inferred Mineral Resources into Mineral Reserves, Luismin geologists studied a number of veins in each of the four mines.  It is important to note that the study did not include all the veins that were mined during the period and thus the mine production for the same period will be greater.  Luismin records, over the 20 year period, show that follow-up exploration has converted on average almost 90% of the Inferred Mineral Resources into Mineral Reserves.  Table 4 illustrates the percentage of the resources that Luismin has successfully transferred into reserves from selected veins, at each of the mines, over the 20 year period (1979 to 1998).

  Watts, Griffis and McOuat

Figure  4.     Structural map of the San Dimas district

WRM_ARM \WRM_02_Regional_Structures_Veins.ppt (Slide 1)
Last revision date: Friday, 4 November, 2004

Legend:
Towns / Settlements
Veins
Underground workings
Faults
River
Town of Tayoltita
Prospective areas
High grade areas
GUARISAMEY
Patricia
PEÑA FAULT
ARANA FAULT
Elisa-Aurora
Cedral
Culebra
SAN DIMAS
Candelaria
San Luis
Blendita
Santa Rita Tunnel
Tayoltita Tunnel
TAYOLTITA
LIMONCITO FAULT
GAUMUCHIL FAULT
Noche Buena
Luz y Reyes
SAN VICENTE
San Vicente
San Rafael
San Fernando Tunnel
Sist. Robertita
Celia
Castellana
Zacatera
S. salvador
Sta. Lucia
El Oro
San Luis Tunnel
El Cristo System
Coronado
Sta Teresa
San Antonio
Guadalupe
San Antonio Mill
Rosario
FALLA DON PORFIRIO
Escondido Tunnel
Piaxtla River
0
1
2 km
N

Figure 4.

LUISMIN S.A. de C.V.

Regional Structures
And Selected Veins

(after Luismin)

  Watts, Griffis and McOuat

TABLE  2

RECONCILIATION BETWEEN PREDICTED RESERVES AND ACTUAL PRODUCTION – TAYOLTITA-SANTA RITA

(1978-2002)

YEAR	TONNES			SILVER GRADE			GOLD GRADE			SILVER CONTENT			GOLD CONTENT
			Variance	g Ag/t		Variance	g Au/t		Variance	Contained oz		Variance	Contained oz		Variance
	Predicted	Actual	%	Predicted	Actual	%	Predicted	Actual	%	Predicted	Actual	%	Predicted	Actual	%
1978	156,000	159,628	2.3%	400	404	1.0%	7.00	7.10	1.4%	2,006,237	2,073,424	3.3%	35,109	36,439	3.8%
1979	156,000	161,428	3.5%	400	395	-1.3%	7.00	6.50	-7.1%	2,006,237	2,050,094	2.2%	35,109	33,736	-3.9%
1980	162,000	162,290	0.2%	390	381	-2.3%	6.40	6.40	0.0%	2,031,315	1,987,991	-2.1%	33,334	33,394	0.2%
1981	162,000	155,837	-3.8%	390	468	20.0%	6.40	7.80	21.9%	2,031,315	2,344,845	15.4%	33,334	39,081	17.2%
1982	162,000	158,163	-2.4%	390	483	23.8%	6.40	7.70	20.3%	2,031,315	2,456,121	20.9%	33,334	39,156	17.5%
1983	195,000	176,643	-9.4%	383	422	10.2%	6.50	6.90	6.2%	2,401,215	2,396,661	-0.2%	40,752	39,187	-3.8%
1984	216,000	200,256	-7.3%	396	424	7.1%	6.30	6.60	4.8%	2,750,088	2,729,915	-0.7%	43,751	42,494	-2.9%
1985	202,800	197,864	-2.4%	422	433	2.6%	5.30	6.30	18.9%	2,751,555	2,754,561	0.1%	34,557	40,078	16.0%
1986	236,300	222,295	-5.9%	396	423	6.8%	5.77	6.28	8.8%	3,008,546	3,023,206	0.5%	43,837	44,884	2.4%
1987	224,055	200,323	-10.6%	348	310	-10.9%	3.90	3.60	-7.7%	2,506,869	1,996,596	-20.4%	28,094	23,186	-17.5%
1988	222,520	226,756	1.9%	346	319	-7.8%	3.67	3.54	-3.5%	2,475,386	2,325,665	-6.0%	26,256	25,808	-1.7%
1989	224,475	224,142	-0.1%	312	262	-16.0%	3.33	2.11	-36.6%	2,251,751	1,888,088	-16.2%	24,033	15,206	-36.7%
1990	229,607	214,025	-6.8%	287	248	-13.6%	2.50	1.90	-24.0%	2,118,677	1,706,530	-19.5%	18,455	13,074	-29.2%
1991	149,760	158,120	5.6%	335	275	-17.9%	2.90	1.94	-33.1%	1,613,015	1,398,032	-13.3%	13,963	9,862	-29.4%
1992	234,685	237,580	1.2%	341	311	-8.8%	2.26	2.49	10.2%	2,572,986	2,375,571	-7.7%	17,053	19,020	11.5%
1993	293,885	297,581	1.3%	285	303	6.3%	2.90	2.90	0.0%	2,692,899	2,898,982	7.7%	27,401	27,746	1.3%
1994	300,150	300,711	0.2%	307	286	-6.8%	2.30	1.90	-17.4%	2,962,610	2,765,114	-6.7%	22,195	18,370	-17.2%
1995	303,891	323,803	6.6%	315	301	-4.4%	2.00	1.70	-15.0%	3,077,699	3,133,611	1.8%	19,541	17,698	-9.4%
1996	334,225	339,704	1.6%	311	312	0.3%	1.90	2.10	10.5%	3,341,928	3,407,634	2.0%	20,417	22,936	12.3%
1997	366,206	368,069	0.5%	306	299	-2.3%	2.20	2.30	4.5%	3,602,837	3,538,328	-1.8%	25,903	27,218	5.1%
1998	388,163	401,743	3.5%	274	264	-3.6%	1.85	2.29	23.8%	3,419,499	3,409,965	-0.3%	23,088	29,579	28.1%
1999	414,400	428,386	3.4%	294	278	-5.4%	2.37	2.52	6.3%	3,917,101	3,828,933	-2.3%	31,577	34,708	9.9%
2000	432,690	439,590	1.6%	288	274	-4.9%	2.50	2.54	1.8%	4,003,443	3,868,390	-3.4%	34,710	35,898	3.4%
2001	440,720	385,660	-12.5%	273	299	9.7%	2.33	2.72	16.8%	3,861,269	3,706,692	-4.0%	32,972	33,689	2.2%
2002	330,225	313,145	-5.2%	350	361	3.1%	3.40	3.8	10.9%	3,716,000	3,634,536	-2.2%	36,098	37,956	5.1%
Total	6,537,757	6,453,742	-1.3%	329	326	-0.8%	3.50	3.57	2.1%	69,151,791	67,699,488	-2.1%	734,875	740,402	0.8%

  Watts, Griffis and McOuat

TABLE  3

RECONCILIATION BETWEEN PREDICTED RESERVES AND ACTUAL PRODUCTION – SAN ANTONIO

(1987-2002)

YEAR	TONNES			SILVER GRADE			GOLD GRADE			SILVER CONTENT			GOLD CONTENT
			Variance	g Ag/t		Variance	g Au/t		Variance	Contained oz		Variance	Contained oz		Variance
	Predicted	Actual	%	Predicted	Actual	%	Predicted	Actual	%	Predicted	Actual	%	Predicted	Actual	%
1987	50,416	35,136	-30.3%	305	287	-5.9%	5.60	5.80	3.6%	494,386	324,214	-34.4%	9,077	6,552	-27.8%
1988	93,000	88,795	-4.5%	309	286	-7.4%	7.80	6.54	-16.2%	923,930	816,493	-11.6%	23,323	18,671	-19.9%
1989	90,000	92,855	3.2%	315	260	-17.5%	6.80	8.40	23.5%	911,488	776,205	-14.8%	19,677	25,077	27.4%
1990	90,000	94,568	5.1%	287	221	-23.0%	6.70	7.37	10.0%	830,467	671,946	-19.1%	19,387	22,408	15.6%
1991	90,000	91,827	2.0%	324	338	4.3%	5.80	5.72	-1.4%	937,530	997,895	6.4%	16,783	16,887	0.6%
1992	97,000	94,386	-2.7%	360	364	1.1%	5.80	6.00	3.4%	1,122,721	1,104,604	-1.6%	18,088	18,208	0.7%
1993	93,564	63,025	-32.6%	351	358	2.0%	5.60	5.30	-5.4%	1,055,878	725,427	-31.3%	16,846	10,740	-36.2%
1994	93,185	90,235	-3.2%	340	359	5.6%	5.10	5.90	15.7%	1,018,645	1,041,519	2.2%	15,280	17,117	12.0%
1995	98,286	114,201	16.2%	373	359	-3.8%	6.30	6.20	-1.6%	1,178,686	1,318,142	11.8%	19,908	22,765	14.3%
1996	115,913	131,747	13.7%	381	366	-3.9%	6.10	6.04	-1.0%	1,419,890	1,550,314	9.2%	22,733	25,584	12.5%
1997	138,688	148,302	6.9%	385	333	-13.5%	5.80	5.17	-10.9%	1,716,712	1,587,775	-7.5%	25,862	24,651	-4.7%
1998	144,000	141,176	-2.0%	386	259	-32.9%	5.70	4.03	-29.3%	1,787,094	1,175,597	-34.2%	26,390	18,292	-30.7%
1999	132,188	136,025	2.9%	261	251	-3.8%	3.40	3.43	0.9%	1,109,252	1,097,716	-1.0%	14,450	15,001	3.8%
2000	134,990	144,840	7.3%	267	263	-1.5%	3.60	3.75	4.2%	1,158,806	1,224,735	5.7%	15,624	17,463	11.8%
2001	152,720	146,470	-4.1%	315	334	6.0%	3.65	5.07	38.9%	1,546,693	1,572,870	1.7%	17,922	23,876	33.2%
2002	154,267	140,205	-9.1%	309	389	25.9%	5.08	6.14	20.9%	1,532,601	1,753,520	14.4%	25,196	27,678	9.8%
Total	1,768,217	1,753,793	0.8%	320	315	-4.6%	5.39	5.51	2.3%	18,744,779	17,738,971	-5.4%	306,546	310,969	1.4%

  Watts, Griffis and McOuat

Figure  5.     Longitudinal section San Fernando

Watts, Griffis and McOuat

NW
SE
SECCION LONGITUDINAL
VIENDO AL NE
Elev. 1,500 m.s.n.m.
Elev. 1,000 m.s.n.m.
Elev. 500 m.s.n.m.
TUNEL SAN LUIS
BOCAMINA TUNEL SAN LUIS
TUNEL EL CRISTO
PROY TUNEL GUAMUCHIL
PROY TUNEL SANTA RITA
RIO PIAXTLA
0
225
1,125
Metros
Figure 5.
LUISMIN S.A. de C.V.
Longitudinal Section
San Fernando
(after Luismin)

  Watts, Griffis and McOuat

Figure  6.     Longitudinal section Veta Roberta

SW
NE
Elev.900 m.s.n.m.
Elev.800 m.s.n.m.
Elev.700 m.s.n.m.
Elev.600 m.s.n.m.
Elev.500 m.s.n.m.
Elev.400 m.s.n.m.
Elev.300 m.s.n.m.
FRENTE 8-780 W
RAMPA 10-881 W
TUNEL SANTA ANITA
0
50
250
Metres
Legend:
Probable (DDH)
Proven Reserves
Probable Reserves
Mined Reserves
Contact between productive andesite and portal riyolite
Fault
Dyke
Hole number
Silver-Gold (width m)
Tonnes

	Mineral Reserves (Roberta) August, 2004				
	Toneladas	Ag	Au	Width	OzAuEq
PROVEN	75,360	650	12.52	1.17	52,439
PROBABLE	84,960	778	16.98	3.78	72,361
S.D.D. IND.	153,095	778	12.30	3.34	118,757
TOTAL RESERVES	313,415	748	13.4	2.68	243,557
RESOURCES	60,750	270	6.02	1.00	18,727

Figure 6.

LUISMIN S.A. de C.V.

Longitudinal Section
Veta Roberta
(after Luismin)

  Watts, Griffis and McOuat

Figure  7.     Longitudinal section Veta Robertita

Mineral Reserves (Robertita) August, 2004				
	Toneladas	Ag	Au	Width	Oz(AuEq)
PROVEN	121,625	643	12.3	1.39	82,262
PROBABLE	78,666	696	13.33	1.33	57,659
B.D.D.IND.	9,476	791	11.0	1.37	8,646
TOTAL RESERVES	209,771	698	12.6	1.36	148,610
RESOURCES					

SW
NE
MINA EL SALTO
Elev. 900 m.s.n.m.
Elev. 800 m.s.n.m.
Elev. 700 m.s.n.m.
Elev. 600 m.s.n.m.
Elev. 500 m.s.n.m.
Elev. 400 m.s.n.m.
7-K
7-J
7-A
6-F
6-G
9-H
10-A
10-C
10-D
11-B
11-A
11-C
11-D
11-E
NIVEL 7
NIVEL 8
VETA SANTO NIÑO
PROY TUNEL SAN LUIS
Legend:
Probable (DDH)
Proven Reserves
Probable Reserves
Mined Reserves
Contact between productive andesite and portal rhyolite
Fault
Dyke
Hole number
Silver-Gold (width m)
Tonnes
0
50
250
Metres

Figure 7.

LUISMIN S.A. de C.V.

Longitudinal Section
Veta Robertita

(after Luismin)

  Watts, Griffis and McOuat

Figure  8.     Longitudinal section Veta Marina I

Elev. 900 m.s.n.m.
Elev. 800 m.s.n.m.
Elev. 700 m.s.n.m.
Elev. 600 m.s.n.m.
SW
NE
8-G
8-C
8-A
8-E
8-F
8-B
8-D
8-H
8-I
AO-11-03
AO-11-02
AO-11-01
174-4.40 (1.05m)
Ton. 3,513
11 - B
11 - A
11 - C
12-A
AO-11-05
AO-11-11
AO-11-10
17,770 Tons
TUNEL SAN LUIS
Legend:
Probable (DDH)
Proven Reserves
Probable Reserves
Mined Reserves
Dyke
Fault
Hole number
Silver-Gold (width m)
Tonnes

Elev. 500 m.s.n.m.

0 25 125

Metres

	Mineral Reserves (Marina I) August, 2004				
	Toneladas	Ag	Au	Width	OzAuEq
PROVEN	17,432	295	5.73	1.59	6457
PROBABLE	61,330	459	6.46	1.37	29,267
B.D.D.IND.					
TOTAL RESERVES	79,082	491	7.9	1.48	38,814
RESOURCES					

Figure 8.

LUISMIN S.A. de C.V.

Longitudinal Section
Veta Marina I
(after Luismin)

  Watts, Griffis and McOuat

Figure  9.     Longitudinal section Veta Marina II

SW
NE
Elev. 900 m.s.n.m.
Elev. 800 m.s.n.m.
Elev. 800 m.S.N.M.
Elev. 700 m.s.n.m.
Elev. 600 m.s.n.m.
8-M
8-L
8-K
8-J
8-I
11-F
11-E
11-G
6-D
6-B
7-B
7-D
6-C
6-A
7-A
7-C
Cto. 8-417
Frente 11-180 W
TUNEL SAN LUIS
0
25
125
Metres
Legend:
Probable (DDH)
Proven Reserves
Probable Reserves
Mined Reserves
Dyke

	Mineral Reserves (Marina II) August, 2004				
	Toneladas	Ag	Au	Width	OzAuEq
PROVEN	6,341	388	5.62	1.56	2,292
PROBABLE	15,255	610	8.80	1.37	8,382
B.D.D.IND.					
TOTAL RESERVES	21,596	546	7.9	1.47	10,614
RESOURCES					

Figure 9.

LUISMIN S.A. de C.V.

Longitudinal Section
Veta Marina II
(after Luismin)

  Watts, Griffis and McOuat

Figure  10.     Longitudinal section Veta Santa Lucia

SW
NE
Elev. 700 m.s.n.m.
Elev. 600 m.s.n.m.
Elev. 500 m.s.n.m.
RES 6-618
Rampa 6-650
Rabaje 7-618
FTE 7-618
Cro 7-370
Rampa 7-618
Cro 7-323
PLAZA DIAMEC 250
Frente 7e-391
TUNEL SAN LUIS
FTE 7-619
RAMPA SANTA ANITA
RPA 7-623
0 15 75
Metres
Legend:
Proven Reserves
Probable Reserves
Mined Reserves
Dyke
Fault
Hole number Silver/Gold (width m)

Figure 10.

LUISMIN S.A. de C.V.

Longitudinal Section
Veta Santa Lucia
(after Luismin)

  Watts, Griffis and McOuat

TABLE  4

INFERRED MINERAL RESOURCES OF SAN DIMAS DISTRICT GEOLOGY DEPARTMENT

(as of August 31, 2004)

Area	SG	%	Metric	Average Grade		Content (Troy oz) x 10[3]
		Probability	Tonnes x 10[6]	(g Ag/t)	(g Au/t)	(Ag)	(Au)
Tayoltita	2.70	30	5.36	308	2.9	53,077	500
Santa Rita	2.70	30	2.69	327	2.2	28,291	190
San Antonio	2.70	30	4.88	322	4.5	50,520	706
Total			12.93	317	3.3	131,780	1,397

 All mineral resources are diluted. Inferred Mineral Resources are not known to the same degree of certainty as mineral reserves and do not have demonstrated economic viability.

During WGM’s review of Luismin’s resource/reserve estimation procedures, a detailed step-by-step estimation of a block by WGM produced a similar tonnage and grade estimate to that produced by Luismin.

Recent exploration of five veins along the San Fernando Tunnel (Figure 5) in the area known as the Central Block has outlined almost 900,000 tonnes of Mineral Reserves containing significant gold and silver values.

Figures 6 through 10 illustrate the mineral reserve blocks along longitudinal sections of the five veins.

WGM's review of Luismin's mineral resource/mineral reserve estimates at the three operating mines at the San Dimas District did not uncover any fatal flaws, and WGM believes that the methods used by Luismin to determine mineral resource/mineral reserve estimates are reasonable and, as presented in Tables 5 and 6, fairly represent the mineral reserve/mineral resource potential.  WGM has rounded Luismin's reported tonnage figures to conform to CIM Standards.

  Watts, Griffis and McOuat

TABLE  5

LUISMIN, S.A. DE C.V. OPERATING MINES

INFERRED MINERAL RESOURCES TRANSFORMED INTO MINERAL RESERVES

(1979-1998)

Mine	Inferred Mineral Resources[1]	Grade		Production[2]	Grade		Actual Reserves[3]	Grade		Production & Actual Reserves	Transfer[4]
		(g Ag/t)	(g Au/t)	(t)	(g Ag/t)	(g Au/t)	(t)	(g Ag/t)	(g Au/t)		(%)
Tayoltita	4,300,000	406	3.8	3,201,919	419	4.22	633,000	307	2.69	3,835,000	89
Santa Rita	900,000	336	3.4	479,646	440	2.84	340,000	381	2.73	819,000	91
San Antonio	2,100,000	336	4.8	1,162,752	334	5.67	349,000	223	2.52	1,511,000	72
San Martin	1,200,000	45	3.7	899,583	43	3.34	1,065,000	45	3.46	1,965,000	164
La Guitarra*	800,000	350	3.0	466,952	246	3.27	363,000	292	2.96	830,000	104
Total	9,300,000	330	3.9	6,210,900	337	4.18	2,750,000	202	3.00	8,961,000	96

1.

Inferred Mineral Resources at the beginning of the project of veins selected for study.

2.

Not the total production from the mines for the period.

3.

Reserves of the veins analyzed for Tayoltita, Santa Rita and San Antonio, does not include total reserves for those mines.

4.

Percentage of resources transformed into reserves.

5.

Figures rounded.

*

La Guitarra mine (a previously owned Luismin mine prior to 2003).

  Watts, Griffis and McOuat

TABLE  6

MINERAL RESERVES OF SAN DIMAS DISTRICT - LUISMIN GEOLOGY DEPARTMENT

(as of August 31, 2004)

	Metric			Total Contained
	Tonnes x 10[6]	g Ag/t	g Au/t	(oz Ag)	(oz Au)
Proven Reserves
Tayoltita	0.351	415	3.96	4,686,700	44,700
Santa Rita	0.092	378	2.69	1,113,100	7,900
San Antonio	0.365	507	8.80	595,270	103,300
Total Proven Reserves	0.808	453	6.01	11,752,400	156,000

Probable Reserves
Tayoltita	0.521	450	4.16	7,542,500	69,800
Santa Rita	0.051	368	2.66	601,100	4,400
San Antonio	0.302	587	11.06	5,699,600	107,300
Total Probable Reserves	0.874	4.93	6.46	13,843,500	181,400

Proven And Probable Reserves
Tayoltita	0.872	436	4.08	12,229,100	114,500
Santa Rita	0.142	374	2.68	1,714,300	12,300
San Antonio	0.667	543	9.82	11,652,500	210,700
Total Proven And Probable Reserves	1.682	473	6.24	25,595,900	337,400

Probable Reserves By Diamond Drilling
Tayoltita	0.346	294	2.65	4,035,700	32,300
Santa Rita	0.084	498	3.52	1,268,700	10,200
San Antonio	0.289	638	9.78	3,349,800	61,300
Total Probable Reserves by Diamond Drilling	0.719	450	5.40	8,653,600	103,800

Grand Total Proven And Probable Reserves	2.401	444	5.71	34,249,500	441,100

Notes to Reserve Statement

1.

Reserves were estimated by Luismin and audited by WGM as of August 31, 2004.

2.

Cutoff grade based on total operating cost for Tayoltita, Santa Rita and San Antonio (US$53.00/t).

3.

All reserves are diluted, a mining recovery factor has not been applied, but WGM estimates that the mining recovery will be approximately 90%.

4.

The tonnage factor is 2.7 tonnes per cubic metre.

5.

Cutoff values are calculated at a silver price of US$6.46 per troy ounce and US$400.00 per troy ounce for gold.

6.

Rounding of figures may alter the sum of individual columns.

  Watts, Griffis and McOuat

C.14.  MINING OPERATIONS

C.14.1        GENERAL

The current mines of Luismin in the San Dimas district consist of three underground gold and silver mining operations at Tayoltita, Central Block and Santa Rita. With the current and near term mine plans, these three mining areas are scheduled to contribute equally to the San Dimas mine production. The typical mining operations employ mechanized cut-and-fill mining with primary access provided by adits and internal ramps from an extensive tunnel system through the steep mountainous terrain. All milling operations are now carried out at a central milling facility at Tayoltita. The ore processing is by conventional cyanidation followed by zinc precipitation of the silver and gold followed by refining to doré.

The San Antonio Mill operation was put into care and maintenance in November 2003 with all milling consolidated to the Tayoltita Mill and all former San Antonio mine production considered part of the Central Block Mine operation.

San Dimas, the largest centre of Luismin operations, is located on the border of Durango and Sinaloa States. The district is characterized by the very rugged terrain of the Sierra Madre Occidental mountains with steep walled canyons and high mountain peaks which has presented challenges to the establishment of mining operations and haulage routes, mill sites and tailings management areas.  Table 7 summarizes the San Dimas operations in 2003.

TABLE  7

LUISMIN SAN DIMAS MINING OPERATIONS FOR 2003

Operation	Ore Production	Mill Head Grade		Production
	Tonnes	Gold (g/t)	Silver (g/t)	Gold (oz)	Silver (oz)
Tayoltita	160,051	3.6	322	17,532	1,510,730
Santa Rita	95,625	3.5	489	10513	1,397,110
Central Block	127,533	4.6	358	18,538	1,365,973
San Antonio	40,464	17.1	928	22,175	1,182,148
Total	423,673	5.2	428	68,468	5,455,961

  Watts, Griffis and McOuat

C.14.2        DESCRIPTION OF MINING OPERATIONS

C.14.2.1     TAYOLTITA MINE

The Tayoltita Mine is the oldest operating mine in the San Dimas area. The main access is a 4.4 km tunnel from a portal approximately 400 m northeast of the Tayoltita Mill. About 570,000 cfm of ventilation air is supplied by a combination of natural flow from the access tunnel as well as fan driven through a system of raises.  Raises for ventilation and ore and waste passes are typically developed with boring machines.

The mining method employs mechanized cut-and-fill mining on vein mineralization using waste rock as backfill. The veins vary from 1 to 3 m in width and generally dip at 75° to 80°.

Production drilling is completed with jackleg drills or single boom jumbos depending on the vein thickness. Ore is hauled from the stoping areas, using LHD equipment, then by rail haulage to surface through the main access tunnel. The rail haulage has a trolley system using 8 tonne cars. Primarily because of the efficient ore transport system, Tayoltita has the lowest overall operating costs in the San Dimas area.

With completion of the San Luis Tunnel, development of the Central Block mine has evolved to connect with the San Antonio mining area. This mining area is characterized by veins that dip 75°, with variable widths, and is currently being developed as an important mining area for Tayoltita.

C.14.2.2     SANTA RITA MINE

The Santa Rita Mine main access is by adit approximately 3 km to the northeast of the Tayoltita Mill site. The mining method employs cut-and-fill mining on vein mineralization. The vein dip can vary from subvertical to as low as 35°.  In some of the flatter lying areas, the vein thickness allows for a room and pillar mining operation.  Ventilation is maintained by three exhaust fans providing 530,000 cfm.

  Watts, Griffis and McOuat

The ore haulage is by LHD equipment either to an internal shaft or directly to rail haulage on the main access tunnel where 2.5-tonne rail cars are used on a trolley line to surface. The shaft employs a double drum hoist with 2.2-tonne skips. The planned tunnel excavation to connect the rail haulage to the Tayoltita tunnel is near completion and will considerably reduce ore transport costs by elimination of the transfer to trucks. Currently the ore is loaded at the portal for surface haulage along a narrow winding road to the Tayoltita mill. When the haulage is integrated into the Tayoltita haulage system it will also provide for more blending of the mill ore supply.

C.14.2.3     SAN ANTONIO AND CENTRAL BLOCK

The San Antonio Mine is located northwest of Tayoltita and is connected by 20 km of winding dirt road over the mountains.  In 2001, the San Luis Tunnel was completed which provides for easier access between San Antonio and Tayoltita as well as integration of support services of the two locations.

Mining operations at San Antonio work veins that vary in thickness from 1 to 6 m and employ mechanized cut-and-fill mining methods. Ventilation is by a combination of natural and fan forced methods supplying 290,000 cfm of air to the operations. Ore haulage is by a combination of LHD equipment with highway type trucks used to haul the ore to the Tayoltita mill.

The San Antonio site includes a mill and some limited accommodation for the workforce. The mill operation was shutdown in November 2003 and all milling consolidated at the expanded Tayoltita mill facility. Following the San Antonio mill shutdown all underground production was integrated into the Central Block mine area. Ore haulage from the Central Block Mine utilizes a short tunnel on the north side of the Piaxtla River that provides ore haulage to the Tayoltita mill without going through the townsite. The decision to terminate the San Antonio milling operations was made primarily due to the exhaustion of the tailings storage capacity.

  Watts, Griffis and McOuat

C.14.2.4     GROUND SUPPORT FOR MINING

The ground conditions throughout most of the San Dimas operations are good. Routine operations do not employ rockbolting or any other ground support with any regular pattern. In wider stopes where the veins are flat lying, some split sets are used and low-grade pillars are left for support. Apart from some minor problem areas, no bolting is used in the main haulage ramps and drifts. In areas that require ground support, steel arches and lagging has been used as well as shotcrete and screening. Luismin now employs a rock mechanics engineer to review ground conditions and mine planning on an ongoing basis.

C.14.2.5     GRADE CONTROL

Grade control in the San Dimas operations is difficult to manage because of the inherent dilution of narrow vein mining. Additionally, the veins at San Dimas pinch and swell and have significant variation in grade over relatively short distances. Dilution is also added by uncemented waste rock that is used to backfill the stopes and used as a base for subsequent cuts. Fill lines are marked by paint for reference while mucking on top of fill to reduce dilution.  Chip sampling is completed at regular intervals across the back as headings are advanced. Mine geologists also mark grades directly on the stope walls to guide the mining advance. The visibility of the vein contacts and to a lesser extent the higher grade ore zones help to guide grade control within each stope.

In current operations at San Dimas, the mill throughput has to be reduced to maintain high recoveries on the higher grade ore being processed. The reduced milling rate ensures the leach extraction and metal recoveries from solution can be optimized with the current capacity limitation of this part of the mill circuit. This has provided the mining operations the opportunity to blend the ores to a more uniform grade and provide for a more stable mill operation. At the end of August 2004, the Tayoltita Mill operation was processing ores at gold and silver grades of 6.9 g/t and 524 g/t which are 60% and 36% higher than plan respectively.

  Watts, Griffis and McOuat

C.14.2.6     OPERATIONS WORKFORCE

Luismin employs a combination of union and contracted workforce at the San Dimas operations with a total current workforce of 859 with 493 at Tayoltita, 132 at Santa Rita and 234 in the Central Block. There has been a gradual reduction in the workforce with a reduction of 54 employees over the 2003 level. Approximately 200 contractors are engaged in the San Dimas operations.

C.14.2.7     DISCUSSION

WGM regards the diligence and work ethic of the Luismin management team as major contributors to the success of the Luismin operations. Their efforts are evident in the general order and cleanliness of the mines and mills and a testament to well run operations. Over the past 10 years there have been significant improvements in productivity. Over the past five years the accident frequency per 1,000,000 man-hours has been reduced from 316 to 29 in 2001. Since the site visits in 2002 there has been considerable advance in the introduction of world standard practices.

  Watts, Griffis and McOuat

C.15.  MILLING OPERATIONS

C.15.1        GENERAL

The San Dimas district now has one milling facility at Tayoltita to process the production from the three active mining areas in San Dimas. The Tayoltita Mill has a conventional process flowsheet that employs cyanidation and zinc precipitation for recovery of the gold and silver. The mill currently has an installed leaching capacity of 1,600 tpd and a crushing capacity of 1,500 tpd and is under an expansion to increase the capacity to 2,100 tpd.

Due to current higher grades than planned the mill is operating at lower throughput with approximately 1,100 tpd processed in the first eight months of 2004. In 2003, the mill averaged 1,160 tpd. Although the mill has the capacity to crush and grind an additional 400 tpd, the leach extraction and precipitation circuit is being operated at capacity in order to maintain the required metal recoveries.

Table 8 summarizes the performance of the San Dimas milling operations during 2003.

TABLE  8

SAN DIMAS MILL PERFORMANCE 2003

Location	Recovery		Average Throughput
	Silver (%)	Gold (%)	TPD
Tayoltita	93.9	97.4	1,160

C.15.2        TAYOLTITA MILL

The Tayoltita mill employs two-stage crushing and single stage ball milling to achieve 80% passing 200 mesh. Leaching is completed in a series of tanks providing 72 hours of leach residence time. The pregnant solution is recovered in a counter current decant (CCD) circuit with the gold and silver recovered from solution in a zinc precipitation circuit. Two positive displacement pumps to a box canyon east of the mill site pump tailings up grade. Refining uses an induction furnace to produce 1,000 oz silver and gold doré bars.

  Watts, Griffis and McOuat

The Tayoltita Mill has undergone a series of plant expansions over its operating life which has resulted in three small ball mills in parallel as well as a series of small tanks in the leaching and CCD circuit. An expansion at Tayoltita in 2003 increased the nominal capacity to 1,600 tpd to replace the capacity required for shutdown of the San Antonio Mill. Currently the Tayoltita Mill is undergoing further expansion to increase the capacity to 2,100 tpd.

The current expansion will install a new cone crusher, and a 1,000 hp ball mill, and will include the retrofit of a number of existing tanks for higher capacity and increased capacity for solid liquid separation.  Included in the expansion is increased automation and process control as well as a general upgrade of the plant power distribution and control system. At the time of the site visit in late September the ball mill foundation work was started, the cone crusher was at the mechanical installation stage and the retrofit and erection of a number of tanks was in progress.

  Watts, Griffis and McOuat

Figure  11.     Flowsheet of Tayoltita Mill

Watts, Griffis and McOuat

WRM_ARM \WRM_12_Tayolita_FlowSheet.cdr
Last revision date: Friday, 5 November, 2004

COARSE ORE BIN
1000 tonnes
FIBRATING FEEDER
3' X 5'
PRIMARY CRUSHER
20" X 36"
SURGE BIN
450 tonnes
VIBRATING SCREEN
8' X 6'
SECONDARY CRUSHER
4 1/4'H-4000
FINE ORE BIN
FINE ORE BIN
MILL 9' X 11'
MILL 7 1/2' X 10'
MILL 9' X 11'
PRIMARY THICKENER
55' X 12'
PRIMARY THICKENER
48' X 12'
Filters
(7 units of 2.7m X 2.7m X 2.45m)
Gold Precipitate
Leach Tanks
30' X 24'
Leach Tanks
22' X 18'
Leach Tanks 22' X 18'
CCD
CCD
Final Tails
Final Tails
REFINERY
Gold Precipitate
Gold Precipitate
Smelting Furnace
Doré Bars

Figure 11.

LUISMIN S.A. de C.V.

Flowsheet of Tayoltita Mill

Mexico

(after Luismin)

  Watts, Griffis and McOuat

C.16.  SAN DIMAS TAILINGS MANAGEMENT

C.16.1        GENERAL

At the time of Wheaton River’s acquisition of the Luismin operations, the practice in the design and operation of tailings containment sites in the San Dimas district complied with the requirements of Mexico and with the permits issued for the dams. With comparison to World Bank guidelines, a series of improvements were identified as necessary to reduce risk and environmental impact. Since the acquisition, a number of improvements have been made and extensive work is planned to further improve the standard of the tailings operation.

Luismin’s practice has been to discharge tailings from the cyanidation mills to unlined structures designed to settle the solids and collect solutions for recycle to the milling operations. The containment dams are typically constructed with cyclone underflow, and the overflow drains to decant structures in the central portion of the dam.  Previously the tailings containment sites had not been subjected to comprehensive geotechnical investigations before construction, normal safety factors in dam design nor monitoring or control of seepage.

The deficiencies with the tailings management aspect of the operations are recognized by Luismin and capital investments are currently being made to upgrade the containment structures and tailings operations to bring them more in line with accepted practice.  Environmental requirements in Mexico can be expected to become more aligned with world standards in the future. The planned capital expenditures and changes to upgrade the Luismin tailings management operations are expected to continue to comply with the operating standards required in Mexico, and to ultimately achieve compliance with World Bank guidelines.

  Watts, Griffis and McOuat

C.16.2        TAYOLTITA TAILINGS

The very rugged mountainous terrain and steep walled canyons in the San Dimas district have presented formidable challenges to tailings management as the scale of operations grew and storage areas were depleted. The Tayoltita operation has developed numerous tailings disposal sites in the valley near the mill and in more recent years, the tailings dam has been moved up the valley to the east of the mill. At that time the operation relied on 10 pumping stations to elevate the tailings to the containment site. The operation included the tailings line and solution return line on cable supports to cross the river valley without any provisions for spill containment in the event of a line failure.

The historical construction practice has been to gradually build containment basins on the steep hillsides using thickened tailings while continuously decanting the solutions for recycle to the mill. On abandonment, the dried tailings have been left to dehydrate and efforts to establish a natural vegetation cover have been undertaken. The abandoned dams in the area are subject to erosion and instability until remediation measures are taken. On three of the older tailings dams near the Tayoltita mill, the land has been reclaimed for use as a soccer field, a softball field, and a garden nursery.

Monitoring of the Piaxtla River downstream of the Tayoltita tailings deposits has not shown any environmental impact on the water quality, but we expect that it is impacted with higher suspended solids in periods of heavy rainfall.

Under the current San Dimas plan, the Tayoltita Mill operation and future expansion will process all ore mined in the district with all tailings deposited in the currently active tailings disposal dam. Since the acquisition by Wheaton River in 2002 significant capital improvements have been made at the Tayoltita tailings operation and further improvements to the dam and operating practices are planned.

  Watts, Griffis and McOuat

The 10 relay tailings pumping stations have been replaced with two positive displacement pumps operating in parallel with the capacity to pump high density tailings the full distance to the dam. High capacity thickeners have been added to the mill to increase the tailings density and reduce the solution containment, hydrostatic heads, and return capacity required at the tailings dam. At the river crossing, the tailings lines are suspended in a spill recovery trough with provision to divert any spills into a containment area.

Construction of an earthen berm against the downstream side of the dam is in progress to increase the safety factor of the containment structure. The project includes the construction of a seepage drainage and collection channel below the dam.  It is now planned to convert the tailings operation to a dry stacking method with installation of belt filters at the Tayoltita site and a stacking conveyor similar to the system currently under construction at San Martin.

C.16.3        SAN ANTONIO TAILINGS

Due primarily to the exhausted capacity of the tailings dam, the San Antonio Mill operation was shutdown in 2003.  The tailings dam site is located in a turn in a steep walled river canyon downstream of the mill operation. The river has been diverted through two tunnels which have been excavated in the canyon wall on the inside of the river bend. A third tunnel for road access has been excavated and also serves as an additional channel for the river in high flow periods. In the 2002 due diligence by Wheaton River, the San Antonio tailings dam was identified as a risk to failure due to a low safety factor in the dam, risk associated with an unknown hydrostatic head in the active tailings deposition area, and possible erosion due to a flood event in the adjacent river.

Since the shutdown of the mill operations, some of the risk has been removed by elimination of the hydrostatic head in the dam and diversion of a local drainage channel. It has been proposed that the dam safety factor be increased by extending the concrete wall on the upstream side of the dam and protection of the downstream side by covering with mine waste rock. Some of this work has been initiated while options to reclaim and restore the tailings dam were studied.

  Watts, Griffis and McOuat

Luismin has now received approval to reclaim the San Antonio dam by stabilizing the tailings in their current location subject to completing an environmental assessment that demonstrates the validity of the plan. Stabilizing the tailings will require further upstream and downstream protection of the dam from possible erosion. It is proposed to excavate an open channel on the river bend to move the river course and remove any potential for erosion of the tailings during flood events. Rock excavated from the new river channel will be placed on the tailings dam to help achieve the required stability for final reclamation.

  Watts, Griffis and McOuat

SECTION D:
SAN MARTIN DISTRICT

  Watts, Griffis and McOuat

For Section D1 to D11, please refer to WGM's report entitled "Audit of the Mineral Reserves and Mineral Resources of Tayoltita, Santa Rita, San Antonio, La Guitarra and San Martin mines as of December 31, 2002 for Wheaton River Minerals Ltd." dated March 31, 2003 for Section E.1 to E.11.

  Watts, Griffis and McOuat

D.12.  MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Total Proven and Probable Mineral Reserves at the San Martin mine as of August 31, 2004 estimated by Luismin and reviewed by WGM are 907,600 tonnes at a grade of 4.2 g Au/t and 62 g Ag/t (Table 9).

Total Inferred Mineral Resources at the San Martin mine (excluding San Pedrito and Regional), estimated and separately reported by Luismin are about 866,000 tonnes at an approximate grade of 4.0 g Au/t and 52 g Ag/t.  These resources are additional to and not included in the Total Mineral Reserves. Inferred Mineral Resources are not known to the same degree of certainty as mineral reserves and do not have demonstrated economic viability.

Longitudinal sections showing the Proven and Probable Reserves and the Inferred Mineral Resources are shown on Figures 12 and 13.  On Figure 13 there is a plan view of the San Martin mine which demonstrates the ability of Luismin to follow the mineralization across fault boundaries.

PAH has also audited the Mineral Resources and Mineral Reserves of San Martin on three occasions.

At the San Martin mine, where horizontal mineralized bodies "mantos" and vertical mineralized bodies "truncos" are present, estimation of mineral resource/mineral reserves is carried out in a similar manner as at the San Dimas District with the following exceptions:

-

Present minimum cutoff grade is based on US$29.03/t mined;

-

Proven Mineral Reserves are those with data points at close intervals with a well defined geological character resulting in a confidence level of 85% or more;

-

Probable Mineral Reserves are those with less confidence in geological continuity but with a confidence level of 70 to 85%;

  Watts, Griffis and McOuat

TABLE  9

MINERAL RESERVES OF SAN MARTIN MINE

SUMMARY OF RESERVE ESTIMATE

(as of August 31, 2004)

	Metric	g Au/t	g Ag/t	Total Contained x 10[3]
	Tonnes x 10[6]			(oz Au)	(ox Ag)
San José Body
Proven Reserves	0.039	3.29	20	4.1	24.8
Probable Reserves	0.016	2.31	6	1.2	3.0
Total	0.055	3.00	16	5.3	27.8

San José II Body
Proven Reserves	0.024	2.64	43	2.0	32.4
Probable Reserves - By Diamond Drilling	0.040	2.69	53	3.5	68.0
Total	0.064	2.67	49	5.5	100.4

San Martin Body
Proven Reserves	0.222	2.60	25	18.6	178.7
Probable Reserves	0.052	2.67	30	4.5	50.3
Probable Reserves-By Diamond Drilling	0.033	4.07	9	4.3	9.5
Total	0.307	2.77	24	27.4	237.1

28 Body
Proven Reserves	0.060	6.21	123	11.9	237.6
Total	0.060	6.21	123	11.9	237.6

29 Body
Proven Reserves	0.132	4.92	101	20.9	430.2
Probable Reserves	0.045	5.20	83	7.5	118.4
Total	0.177	4.99	97	28.3	548.7

30 Body
Proven Reserves	0.140	5.23	96	23.5	431.7
Probable Reserves	0.082	5.87	77	15.5	201.8
Total	0.222	5.47	89	39.0	633.5

31 Body
Proven Reserves	-	-	-	-	-
Probable Reserves	0.023	5.58	45	4.2	33.8
Total	0.023	5.58	45	4.2	33.8

Total	0.908	4.18	62	121.6	1,818.8
Notes to Reserve Statement

1.

Reserves were estimated by Luismin and checked by WGM as of August 31, 2004.

2.

Cutoff grades based on total operating cost were $29.03/tonne.

3.

All reserves are diluted, a mining recovery factor has not been applied, but WGM estimates that the mining recovery will be approximately 90%.

4.

The tonnage factor is 2.7 tonnes per cubic metre.

5.

Cutoff values are calculated at a silver price of US$6.46 per troy ounce and US$400 per troy ounce for gold.

6.

Numbers may not add up due to rounding.

  Watts, Griffis and McOuat

Figure  12.     Plan map of south half of San Martin Mine

Watts, Griffis and McOuat

Legend
Proven Reserves
Probable Reserves
Probable Reserves by SGH
Marginal Mineralization
Potential Resources
CUERPO 30
CUERPO 29
SAN MARTIN
SANTA ROSA
0
75
375
Metres

Figure 12.

LUISMIN S.A. de C.V.

Plan Map of Southern Half of San Martin Mine

(after Luismin)

  Watts, Griffis and McOuat

Figure  13.    Longitudinal section and plan map of northern half of San Martin Mine

Watts, Griffis and McOuat

SE
NW
SAN MARTIN
SAN JOSE II
CUERPO 33
CUERPO 32
CUERPO 31
PLANTA GEOLOGICA
Metres
0
75
375
Legend:
Proven Reserves
Probable Reserves
Probable Reserves by EXW
Marginal Mineralization
Potential Reserves
Classification

Figure 13.
LUISMIN S.A. de C.V.
Longitudinal Section and Plan Map of Northern Half of San Martin Mine
(after Luismin)

  Watts, Griffis and McOuat

-

Percentage confidence levels quoted are based on past experience in the mine, i.e. thickness of the vein, geological setting and nearby mined areas; and,

-

Probable Minerals Reserves indicated by diamond drilling are those for which the tonnage and mineral grades are estimated in part by grades of samples of diamond drillholes and reasonable geological projections, having a confidence level of 70 to 85%.

For determination of the average grade of a block in the vertical mineralized bodies, all erratic samples, those with values of 12 g Au/t and over are cut to the average grade of the block and the average grade is recalculated.

For the manto blocks where high values occur but are more homogenous, the high values (those above the average value) are cut to the average value and a new average value is calculated.  A 10% decrease at zero grade is applied to all blocks to account for mine dilution.  If an underground chip sample returns a low silver value, a new 20 g split of the sample is analyzed and silver is added to collect the gold, which is then compared to the results of the 10 g fire assayed sample. The added silver is used to determine if indeed the sample is low in silver; these samples may be difficult to assay because of absorption in the crucible.  Manto projections are based on the average width and the average grade of the block.  WGM was informed that approximately 20% of the manto reserves are left as pillars ("rezagas") only about half of which are recoverable i.e. only about 90% of the calculated manto reserve is recovered.

At year's end, the tonnage left in pillars is removed from the Mineral Reserve Estimate totals.

Reconciliation between the reserves of San Martin mine and production from the same areas for the period 1997 to August 2004 is shown on Table 10.  The overall reconciliation is good and supports Luismin’s ongoing program of reserve estimation and grade control.

  Watts, Griffis and McOuat

TABLE  10

LUISMIN SA DE CV, SAN MARTIN MINE, RESOURCES TRANSFORMED INTO RESERVES

(1997-August 2003)

Vein	Inferred Resources	Grade		Production	Grade		Actual Reserves	Grade		Production +Reserves	Transf
	(tonnes)	(g Ag/t)	(g Au/t)	(tonnes)	(g Ag/t)	(g Au/t)	(tonnes)	(g Ag/t)	(g Au/t)	(tonnes)	(%)
San Martin	318,000	29	2.78	466,057	35	3.03	248,267	17	2.46	714,324	225
San José	192,000	21	3.3	130,561	16	3.24	63,554	16	3.02	194,115	101
San José Ii	229,000	40	2.4	16,261	22	2.01	61,674	50	2.68	77,935	34
Cuerpo 28	348,000	37	2.85	579,909	77	4.59	34,523	96	3.64	614,432	177
Cuerpo 29	503,000	55	3.4	316,279	79	5.43	204,576	99	4.96	520,855	104
Total	1,590,000	40	3.00	1,509,067	59	4.14	612,594	52	3.44	2,121,661	133

  Watts, Griffis and McOuat

Luismin has had similar success at San Martin as at their other operating mines in transforming the estimated Inferred Mineral Resources into proven and probable reserves. During the ten year period (1979 to 1998), the percentage of the estimated Inferred Resource transformed into Mineral Reserves was 164% (i.e. the Inferred Mineral Resource was under estimated as the estimate transformed into Mineral Reserves was exceeded by 64%).

At San Martin where the vein structure is very consistent, the extrapolation to estimate Inferred Mineral Resources from known mineralization on the vein/structure being mined is up to 500 m along strike and up to 500 m down-dip.  In the mantos, where the ore shoots are often offset, extrapolation has to be carefully done.  However, in the "trunco" mineralization where the structure is very wide and continuous, extrapolation can be confidently done as the mineralized structure continues for several hundreds of metres.  Because former Inferred Mineral Resource estimations at 30% to 40% were considerably underestimating resources, the mine presently uses confidence percentages that have been increased to 90% or 100% (dependant upon the vein/structure).

Table 11 lists the Inferred Mineral Resources at the San Martin Unit (including San Pedrito and Regional) as of August 31, 2004, totalling about 3.2 million tonnes at an approximate grade of 121 g Ag/t and 3.2 g Au/t.

TABLE  11

SAN MARTIN UNIT, INFERRED MINERAL RESOURCES

(as of August 31, 2004)

Area	Tonnes (103)	g Ag/t	g Au/t	kg Ag	kg Au
San Jose I	156	23	3.2	3,588	499
San Jose II	33	54	2.8	1,782	92
San Martin	144	13	3.2	1,872	461
Body 28	160	57	3.6	9,120	576
Body 29	-	-	-	-	-
Body 30	373	76	5.0	28,348	1,865
Regional	1,226	79	4.9	96,854	6,007
San Pedrito	1,129	221	0.6	249,509	667
Total	3,221	121	3.2	391,000	10,200

  Watts, Griffis and McOuat

Mineral Resources are additional to Mineral reserves.  Inferred Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

The estimation of Inferred Mineral Resources is supported by the information obtained in the underground workings and nearby production stopes considering the thickness of the structure and the gold and silver grades in these workings.

In some cases, when there are various blocks below or above the block of the projected Inferred Mineral Resources, the average of their grade and thickness is used in the estimate.  However, in some cases, statistics for gold and silver that have been produced through diamond drillholes and through development are applied.

Figures 12 and 13 show plan and section views of the San Martin mine and the western extent of the mineralized structure.  This illustrates how Luismin has been able to follow the structure and develop new reserves from its initial start of the open pit operation between San José I and San José II orebodies.

Estimation of Inferred Mineral Resources from anomalies outlined by geophysical methods however add an additional degree of risk. There is no assurance that these will be developed into mineral reserves.

WGM reviewed in detail the methods used by Luismin to estimate the mineral reserves at the San Martin mine, and is of the opinion that the estimated mineral reserves, stated by Luismin, fairly represent the tonnage and grade of the mine.  Similarly the methods used by Luismin to estimate the Inferred Mineral Resources are, in WGM's opinion, reasonable and fairly represent the Inferred Mineral Resource potential.

  Watts, Griffis and McOuat

D.13.  MINING OPERATIONS

The San Martin operation consists of underground mining and milling facilities with a current capacity of 900 tpd. The San Martin mill operation processes flotation concentrates from two other mining operations as well as processing the ore produced from the San Martin underground operation. Unlike the San Dimas operations of Luismin, the San Martin Mine is primarily a gold mine with some silver production. In 2003, the mill processed 276,481 tonnes at a grade of 4.29 g Au/t and 88 g Ag/t.  The San Martin operation has the lowest cost per tonne of the Luismin operations at $28.01/tonne of ore milled due primarily to the geometry of the orebody and the more compact site which reduces ore haulage and has a tailings dam down gradient from the mill site.

The main mine access is by tunnels with portals located less than 300 m from the mill site. Ventilation is provided by natural means as well as surface mounted fans. The mine employs mechanized cut-and-fill using waste rock from development to backfill stoping areas. The ore is transported from the stopes with load haul dump equipment to ore passes for loading of highway type trucks for ramp haulage to the mill.

To improve the safety of the underground operations, the stoping method has been changed to employ only horizontal drilling. Previously drilling in the stopes was upwards into the back and required the use of cages to provide some protection from falling material characteristic in the weak ore zone formation. The San Martin mineralization at higher elevations is a manto type, and is up to 6 m thick. Mineralization at depth narrows to veins with dips of 80 to 85°.

To better control the ground conditions in the ore zone, shotcrete is used. The shotcrete is applied with mobile units equipped with a mixer and an articulated application arm.  In the main access and ramps, ground conditions are typically good and minimal ground support is required.  The San Martin mine is operated with a combination of contractor and company workforce.

  Watts, Griffis and McOuat

D.14.  MILLING OPERATIONS

The San Martin Mill is a conventional cyanidation mill with a rated capacity of 900 tpd. The mill flowsheet employs fine crushing, ball milling, and tower milling followed by cyanide leaching. Gold and silver is recovered with zinc precipitation and is refined to doré.

In 2003, the San Martin mill operated at an average rate of 765 tpd and achieved recoveries of 63.8% silver and 95.7% gold. The San Martin mill also processes flotation concentrates from two independently owned operations. These concentrates are produced at the La Guitarra Mine, which was previously owned by Luismin, and another small operation which is independently owned and operated.

The San Martin mill is currently being expanded to a capacity of 1,100 tpd and installation of a tailings filtration plant to provide for dry handling and stacking of the tailings. At the time of the site visit, erection of the structural steel for the filtration plant was in progress and the drum filters were on site. Installation of a larger cone crusher was complete and commissioning was set to start.

The San Martin flowsheet is shown in Figure 14.

  Watts, Griffis and McOuat

Figure  14.     Flowsheet of San Martin Mill

Last revision date: Friday, 5 November, 2004

CRUSHING
CRANE
WATER WELL
Pregnant Solution
Pregnant Solution
Barren Solution
Industrial Water
LIME SILO
STOCK PILE
MILLING
CRANE
AIR COMPRESSOR
GENERATOR
Guitarra Concentrate
Reagents
PRIMARY THICKENER
VERTI MILL
AGIT. 1
AGIT. 2
AGIT. 3
AGIT. 4
AGIT. 5
AIR COMPRESSOR
FILTERS
Pregnant Sol.
DEAERATION TOWER
ZINC
THICKENER
DRYER
AGIT. 6
SMELTING FURNACE
CCD Thickener
CCD Thickener
CCD Thickener
E-CAT
DORÉ BARS
CollectorChannel
Underflow
Counter Current
TAILINGS DAM
RECLAIM WATER

Figure 14.

LUISMIN S.A. de C.V.

San Martin Mill Flowsheet

Mexico

(after Luismin)

  Watts, Griffis and McOuat

D.15. ENVIRONMENTAL ISSUES WITH SAN MARTIN TAILINGS MANAGEMENT

D.15.1        GENERAL

In 2002 at the time of the Wheaton River acquisition of Luismin, the San Martin tailings had a number of issues with the operation that required attention to reduce environmental risk and eliminate the impact the tailings operation was having on the area. At the time of the site visit in October 2004, considerable progress had been made to correct the deficiencies with the tailings operation.

The tailings at the San Martin operation are deposited in two active impoundment cells covering an area of approximately 10 ha. The cells are located in valley fill style construction with the containment dams built with the coarser higher density underflow from a cyclone operating on the tailings line discharge. The current height of the cell containment is approximately 30 m above the valley bottom.

In 2002, the tailings dam was subjected to both geotechnical and hydrological investigations. Lower than acceptable safety factors with the tailings dam structures were found as well as seepage of tailings water on the downstream side of the containment dam. Both downgrade monitoring and water balances of the San Martin tailings operation indicated that seepage was occurring from the tailings area with cyanide detected in groundwater down gradient from the tailings dam.  The lands adjacent to the tailings dam were purchased and dewatering wells were established to pump contaminated groundwater back to the mill circuit.  Subsequently water sampling further downstream has shown containment, as no continuation of the cyanide plume downstream was detected.

  Watts, Griffis and McOuat

D.15.2        TAILINGS DAM CONSTRUCTION AND SEEPAGE

A reinforcing berm of compacted fill has been built along the downstream toe of the tailings dam to increase the dam safety factor. The downstream side of the reinforcing berm has been constructed at a 2:1 slope. A trench has been excavated and a French drain system is under construction on the downstream side of the dam to intercept seepage. The seepage collected is being recycled to the decant pond for recycle back to the mill.

D.15.3        TAILINGS FILTRATION

A tailings filtration plant is under construction at the mill which will employ three drum filters on the mill tailings flow to produce a high density tailings product for conveyance to the tailings dam. When commissioned, the solution flow to tailings and the associated hydraulic heads and potential for seepage will be substantially reduced. It may also supply a material for underground backfill when required as well as material that can be used for compacted fill for the tailings containment dam.

The tailings filtration solution will be recycled directly back to the mill circuit and reduce reagent consumption as well as the cost of solution pumping from the tailings dam operation. It is anticipated that the tailings will be dewatered to more than 70% solids by weight and will allow for transport to the containment areas by conveyors.

  Watts, Griffis and McOuat

SECTION E:
EXPLORATION PROPERTIES

  Watts, Griffis and McOuat

E.1. EXPLORATION PROPERTIES

E.1.1        INTRODUCTION

In addition to the four operating mines, Luismin owns or has an interest in 23 exploration properties throughout Mexico.  The properties range from the more advanced exploration stage to preliminary grassroots stage.  WGM has not visited these properties, but has completed a review of available data and held discussions with Luismin exploration staff.  Table 14 summarizes the geology and work completed on the properties.

Twelve of the properties have signed joint venture agreements with other mining companies and one is presently being explored by Luismin.

Figure 15 shows the location of these exploration properties.  The particular details of each property are listed in Table 12.

E.1.3        DISCUSSION

Luismin after the acquisition by Wheaton River Minerals, has been active in evaluating and acquiring joint venture partners to explore and develop the exploration properties.  WGM believes that the properties warrant further exploration and some, particularly those at a more advanced stage, appear to have very promising potential to develop mineral resources/mineral reserves.

  Watts, Griffis and McOuat

Figure  15.     Mexican exploration projects

WWW_ARM \WWW_28_Exploration_Projects.cdr
Last revision date: Thursday, 28 October, 2004

Active Mines
San Dimas District -
includes Tayoltita, San Antonio, Santa Rita
San Martin District -
includes San Martin, San Pedrito
Development Projects -
Los Filos Project
Joint Ventures -
4 - El Saitre - Mauricio Hochschild
7 - La Preciosa - Orko
10 - Cabollas - Canasil
12 - Ventanas - Capstone
13 - La Blanca - Mauricio Hochschild
19 - El Oro - Placer Dome
20 - Cerro de Dolores - Starcore
22 - El Limon - Teck Cominco
23 - La Gitana - Chesapeake
Exploration Projects available for Partnership
1 - Corralitos
2 - La Fortuna
3 - Yecora
5 - Altares
6 - Los Reyes
8 - Santa Monica
9 - Santo Domingo
11 - El Candelero
14 - Villa de Ramos
15 - El Porvenir
16 - Dolores
17 - San Anton
18 - Xichu
21 - Ana Paula
Tijuana
Ensenada
Ciudad Juarez
Chihuahua
Guaymas
Nuevo Laredo
Monterrey
Topolobampo
La Paz
Cabo San Lucas
Mazatlan
Durango
SAN DIMAS
Tampico
Tepic
Puerto Vallarta
Guadalajara
Leon
SAN MARTIN
Mexico City
Veracruz
Tuxpan
Progreso
Merida
Cancun
Manzanillo
Lazaro Cardenas
LOS FILOS
Acapulco
Oaxaca
Coatzacoalcos
Salina Cruz
0
500
kilometres
N

Figure 15.

LUISMIN S.A. de C.V.

Exploration Projects Mexico

(after Luismin)

  Watts, Griffis and McOuat

  Watts, Griffis and McOuat

  Watts, Griffis and McOuat

SECTION F:
ECONOMIC ANALYSIS

  Watts, Griffis and McOuat

F.1.  CAPITAL AND OPERATING COSTS

F.1.1        CAPITAL COSTS

F.1.1.1     GENERAL

Capital costs have been estimated by Luismin in three general categories for the next 25 years for the San Martin and San Dimas operations. These include capital to sustain the existing operations, capital investment to expand the production capacity in the short term, and capital to remove currently identified risks with tailings management facilities as well as bring the tailings operating practices in line with World Bank guidelines.

The estimates have been developed internally by Luismin with some input of external consultants for more specialized areas in the mill expansions and tailings dam projects. As is common industry practice, Luismin has used lease purchase options available from suppliers of major mining equipment to defer capital expenditures and prepared budgets on this basis. WGM has used these projections in the economic analysis of future operations.

Table 13 summarizes the capital requirements estimated for a life of mine plan to 2024 for the Luismin operations.

  Watts, Griffis and McOuat

TABLE 13

CAPITAL COST SUMMARY – SAN DIMAS AND SAN MARTIN
RESERVES AND RESOURCES

(US$ thousands)

	2004	2005	2006-2025	TOTAL
Maintenance
Drilling		979
Drifting		1,178
Infrastructure		164
Mining Equipment Leasing		311
Plant Equipment replacement		3,195
Luismin Admin Services		-
Sub-Total		5,827

Expansion
Drilling		2,233
Drifting		4,069
Infrastructure		410
Plant Equipment Replacement		68
Luismin Admin Services		456
Sub-Total		7,236

Total		13,063	111,102	124,165

F.1.1.2     CAPITAL EXPENDITURES FOR ENVIRONMENTAL MITIGATION AND UPGRADE OF TAILINGS MANAGEMENT PRACTICE.

The environmental capital expenditures planned for the next two years are primarily for remediation work on existing tailings operations at three mine sites that was identified by the environmental due diligence review completed by SRK for Wheaton River in February 2002. The SRK cost estimates for the environmental work have subsequently been updated with more extensive site investigations and more detailed planning of the field work required.

Since the acquisition by Wheaton River, the remediation work on the San Martin tailings dam has been given higher priority due to the discovery of the seepage of cyanide solutions downstream of the tailings dam. This work is well progressed and the environmental risk and impact has been considerably reduced. A tailings filtration plant to provide for dry handling and stacking of tailings is currently under construction and a reinforcing berm of compacted fill has been placed at the toe of the tailings dam.

  Watts, Griffis and McOuat

In the San Dimas district construction work for stabilizing the main Tayoltita tailings dam is underway and some additional erosion protection has been constructed on the San Antonio dam. Major construction work on the San Antonio dams at San Dimas is expected to start in 2005.

A filtration plant and dry stacking of tailings is under review for the Tayoltita tailings operation to compliment the high density positive displacement pumping operation installed in 2003. Luismin has recently received approval to stabilize the San Antonio tailings on their current site and reduce the risk of river flood erosion of the dam by excavation of a new larger channel for the nearby river.

F.1.1.3     CAPITAL EXPENDITURES FOR EXPANSION OF PRODUCTION

The capital requirements to meet the planned changes and expansions to the mill operations have been estimated by the Luismin internal engineering group. To reduce capital requirements, Luismin is using some refurbished used equipment, a fairly common practice for major processing equipment procurement which has the added advantage of reducing delivery times.

The mill expansion at Tayoltita is to replace the capacity resulting from the shutdown of the San Antonio milling operations as well as bring the capacity up to 2,100 tpd as part of the planned expansion and update of the operation. This capacity will better utilize the mining capacity available from the three mining operations and contribute to a lower unit cost structure. Since 2002 the capacity at Tayoltita will have been increased by 62%.

  Watts, Griffis and McOuat

An increase in mining and milling capacity at San Martin is also planned to raise the capacity from 900 tpd to 1,100 tpd.  The additional tonnage for the San Martin mill was originally planned to be supplied from the San Pedrito mine but development has been delayed by ground water issues and the local municipality. The additional capacity will now be mined from San Martin.

F.1.2        OPERATING COSTS

Luismin maintains a cost centre for both the San Dimas and the San Martin mine operating units that form the basis for the cutoff grade used to control the mine operations. An additional annual head office cost of approximately $6 million for general and administrative expenses is not distributed by Luismin to the individual operating units.

The San Martin operation has the lowest cost per tonne mined due primarily to the geometry of the ore body and the relatively short haulage distance to the mill. The San Dimas district has a higher cost structure due to the remote location and townsite infrastructure. In 2003 and 2004, the Tayoltita Mill has been run at reduced capacity due to the higher grades taxing the metal recovery circuit in the mill to the limit resulting in an overall higher cost per tonne for the district.

In the San Dimas district, the Tayoltita Mine had the lowest cost of the three operations. A planned joining of the Santa Rita rail haulage with Tayoltita will reduce the haulage costs.

 Table 14 shows the costs for each of the operating mines for 2003.

TABLE  14

LUISMIN OPERATING COSTS FOR 2003

US$/t	Tayoltita	Santa Rita	San Antonio & Central Block	San Martin
US$/t Mined	52.30	61.40	55.06	28.32
*This does not include G&A Durango Office costs.

  Watts, Griffis and McOuat

WGM believes that the mining costs at San Martin will increase due to the additional measures being taken to ensure a safer workplace in the underground stoping operations. These measures include the extensive use of shotcrete in the mining cycle, reduction of the stope open area with accelerated backfilling, and reduction of the size of advance headings. Additionally, the exploration and future mining will progress further from the mill. Although the scale of the operation is scheduled to increase, it is believed that the operation will experience an increased operating cost. WGM has increased Luismin projected operating cost by 10%.

WGM has used the San Dimas operating costs projected by Luismin where economies of the increased scale of the operations as well as the capital improvements should make the projected operating costs possible. The mill expansion will provide metal recovery circuit to achieve scheduled recoveries on the full nameplate capacity of the mill and reduce the current cost structure at San Dimas.

  Watts, Griffis and McOuat

F.2.   MARKETS AND CONTRACTS

Gold and silver doré in the form of bullion that is produced from the mines is shipped to the Johnson Matthey refinery in Salt Lake City, Utah.  The terms of the refinery contract provide for payment of 99.8% of the gold and silver content with treatment charges of $0.14/troy oz of doré and refining charges of US$1.00/troy oz of gold. Payment is due after 20 days following receipt of the bullion at the refinery.

The Luismin doré is a clean product with few impurities.  There are numerous refineries around the world available to take the doré.

Luismin has used hedging in the past to considerable advantage in sales prices realized but terminated virtually all hedge positions in September 2001.

  Watts, Griffis and McOuat

F.3.   ECONOMIC ANALYSIS AND TAXATION - AUGUST 2004

F.3.1        GENERAL

WGM has prepared an Excel spreadsheet to model the Silver Wheaton Project.  The purpose of this model is to determine if Luismin can supply the silver required in the silver royalty agreement at the prevailing metal prices.

To more accurately reflect the production that can be expected from the Luismin operations, WGM has examined two cases, one which includes only proven and probable reserves and a second case which also includes Inferred Mineral Resources.  The later case runs until 2025 while the former case ceases production in 2008.

Mineral resources are not mineral reserves and do not have demonstrated economic viability.  Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven and Probable Mineral Reserves, as a result of exploration and development.  The 21 year economic analysis is an assessment which is preliminary in nature and includes inferred Mineral Resources.  The Inferred category is regarded as too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves.  There is no certainty that the preliminary assessment will be realized.

The parameters used in the model are:

-

All units of measurement are metric unless otherwise stated;

-

All financial units are US dollars;

-

All dollars are current dollars (i.e. no inflation);

-

The base gold price is US$375/oz ($US$12.06/g);

-

The base silver price is US$5.50/oz (US$176.83/kg);

-

The US$-Mexican exchange rate is US$1.00 : P11.50;

  Watts, Griffis and McOuat

-

The production schedule including tonnages, grades and recoveries are based on data supplied by Wheaton River Resources and modified by WGM as appropriate;

-

There are two base cases; one with proven and probable reserves and inferred resources and a second case with only proven and probable reserves. The first case runs until 2025, while the second case runs to 2007;

-

The operating and capital costs are based on Wheaton River’s estimate and have been modified by WGM, in particular WGM has increased the San Martin operating cost to 10%;

-

Smelting and refining costs are based on Minas Luismin’s contract with Johnson Matthey;

-

Mexican corporate taxes have been calculated as follows:

-

From gross revenue deduct:

-

All refining and smelting charges;

-

All direct operating costs;

-

All head office general and administrative costs;

-

Deduct depreciation using the straight line method over 10 years; and

-

The model assumes no taxes are payable in 2004 and 2005 as a result of tax pools in place.  From 2006 on, full taxes are applied.

-

The current corporate tax rate in Mexico is 32% This is based on E&Y's Corporate Tax Guide Jan. 2002;

-

Profit sharing.  There is a 10% profit sharing tax in Mexico.  As with corporate taxes, the model assumes no profit sharing is payable in 2004-2005.  From 2006 on, full profit sharing is deducted;

-

General & Administrative costs are comprised of head office expenses as well as engineering costs in Durango; and

-

The model calculates the Net Cash Flow (“NCF”) to the project  Present values have not been calculated as the purpose of the model is to demonstrate the ability of the Luismin mines to supply the silver to Silver Wheaton over the life of the contract.

WGM conducted tests to determine the sensitivity of the Net Cash Flow in the full reserve/resource case to the following variables:

  Watts, Griffis and McOuat

-

Combined Gold and Silver Prices (Au+Ag);

-

Operating Costs; and

-

Capital Costs.

The value of each variable (i.e. gold price etc.) was adjusted up and down by 5%, 10%, 15% and 20% of its base case value and the Net Cash Flow was then calculated.  Changes in metal grades would have virtually the same effect on the total Net Cash Flow as changes in metal prices.  Table 15 illustrates the results.

TABLE  15

CHANGE IN NET CASH FLOW TO LUISMIN

(US$ millions)

Change from Base Value	Silver Prices (%)	Gold Prices (%)	Silver+Gold Prices (%)	Operating Costs (%)	Capital Costs (%)
-20%	-34.1	-30.0	-64.1	+35.7	+5.6
-15%	-25.6	-22.5	-48.1	+26.8	+4.2
-10%	-17.0	-15.0	-32.0	+17.8	+2.8
-5%	-8.5	-7.5	-16.0	+8.9	+1.4
No Change	-	-	-	-	-
+5%	+8.5	+7.5	+16.0	-8.9	-1.4
+10%	+17.0	+15.0	+32.0	-17.8	-2.8
+15%	+25.8	+22.5	+48.1	-26.8	-4.2
+20%	+34.1	+30.0	+64.1	-35.7	-5.6

Table 15 and Figure 16 illustrates that the project is extremely sensitive to metal prices with a change of +20% in metal prices increasing the NCF by 64.1%.  In addition, silver prices have a slightly greater effect than gold prices.  For instance a 20% increase in silver prices raises the NCF by 34.1% while a 20% increase in the gold price increases the NCF by 30.0%.

Finally, changes in operating costs have approximately the same effect as changes in the price of silver (a 20% increase in silver adds 34.1% to the NCF, while a 20% increase in operating costs reduces the NCF by 35.7%).

  Watts, Griffis and McOuat

Figure  16.     Sensitivity of net cash flow to changes in metal prices, and capital costs

Last revision date: Friday, 5 November, 2004

-20%
-10%
10%
20%
500
400
300
200
100
-
NCF (US$ millions)
Base
Change
Silver Prices
Gold Prices
Silver + Gold Prices
Operating Costs
Capital Costs

Figure 16.

LUISMIN S.A. de C.V.

Sensitivity Chart
Net Cash Flow to
Metal Prices/Capital Costs
(after Luismin)

  Watts, Griffis and McOuat

By comparison, changes in capital costs have a marginal effect on NCF.  For instance a 20% increase in capital costs reduces the NCF by 5.6%.

F.3.2        ECONOMIC MODEL

WGM prepared economic models of the Luismin mining operations for the periods 2004 to 2008 (Figure 17) and 2004 to 2025 (Figures 18 and 19). The former analysis is based on the Proven and Probable Reserves only in accordance with National Instrument 43-101 and is designed to demonstrate that these reserves can be mined and processed with a positive net cash flow.  This should not be construed as a valuation of the project nor should it be perceived as a feasibility study.  Historically, Luismin sustained the operations with the conversion of a high percentage of Inferred Mineral Resources to reserves and, on that basis, Luismin currently has a capital investment plan to reduce operating costs and increase production.  If future operations were to be limited only to the current proven and probable reserve base the current capital expenditure plan would be considerably reduced.

  Watts, Griffis and McOuat

Figure  17.     Cash flow schedule, Reserves only (2004 to 2013)

SILVER WHEATON PROJECT
CASH FLOW SCHEDULE

Reserves Only	UNITS	TOTAL/ AVERAGE	2004 1	2005 2	2006 3	2007 4	2008 5	2009 6	2010 7	2011 8	2012 9	2013 10
ORE MILLED												
San Dimas	t	**2,400,969**	**143,422**	**662,263**	**711,900**	**711,900**	**171,483**	-	-	-	-	-
San Martin	t	**850,000**	**94,997**	**327,750**	**377,595**	**49,658**	-	-	-	-	-	-
Total	t	**3,250,969**	**238,420**	**990,013**	**1,089,495**	**761,558**	**171,483**	-	-	-	-	-
REVENUE												
San Dimas												
Silver	k$	**176,654**	12,994	40,185	54,107	55,610	13,757	-	-	-	-	-
Gold	k$	**159,745**	10,920	32,947	51,330	51,906	12,642	-	-	-	-	-
San Martin												
Silver	k$	**8,545**	1,476	2,825	3,698	546	-	-	-	-	-	-
Gold	k$	**41,265**	4,935	16,116	17,651	2,561	-	-	-	-	-	-
Total Revenue	k$	**386,209**	30,326	92,074	126,786	110,624	26,400	-	-	-	-	-
Less: Smelting, Refining etc.	k$	**7,342**	516	1,728	2,332	2,224	542	-	-	-	-	-
Net Revenue	k$	**378,867**	**29,810**	**90,346**	**124,454**	**108,400**	**25,857**	-	-	-	-	-
OPERATING COSTS												
San Dimas	$/t	**49.98**	56.98	49.79	48.95	49.66	50.39	-	-	-	-	-
San Martin	$/t	**30.37**	31.19	30.90	29.64	30.93	-	-	-	-	-	-
San Dimas	k$	**119,991**	8,172	32,974	34,847	35,356	8,642	-	-	-	-	-
San Martin	k$	**25,819**	2,963	10,127	11,193	1,536	-	-	-	-	-	-
General and Administration	k$	**20,300**	4,200	4,200	4,200	4,200	3,500	-	-	-	-	-
Total Operating Costs	k$	**166,109**	**15,334**	**47,301**	**50,240**	**41,092**	**12,142**	-	-	-	-	-
Net Cash Operating Profit	k$	**212,758**	14,475	43,045	74,214	67,308	13,716	-	-	-	-	-
Less: Corporate Taxes	k$	**47,030**	-	-	22,866	20,657	3,507	-	-	-	-	-
Profit Sharing	k$	**14,697**	-	-	7,146	6,455	1,096	-	-	-	-	-
Depreciation & Amortization	k$	**27,563**	620	1,926	2,756	2,756	2,756	2,756	2,756	2,756	2,756	2,756
Net Income after Taxes & Deprec.	k$	**123,468**	**13,856**	**41,119**	**41,445**	**37,440**	**6,356**	**-2,756**	**-2,756**	**-2,756**	**-2,756**	**-2,756**
Project Cash Flow Schedule												
Net Income after Taxes & Deprec.	k$	**123,468**	13,856	41,119	41,445	37,440	6,356	-2,756	-2,756	-2,756	-2,756	-2,756
Plus: Depreciation & Amortization	k$	**27,563**	620	1,926	2,756	2,756	2,756	2,756	2,756	2,756	2,756	2,756
Less: Capital Investment	k$	**27,563**	6,198	13,063	8,303	-	-	-	-	-	-	-
Net Cash Flow to Project	k$	**123,468**	**8,278**	**29,982**	**35,899**	**40,197**	**9,113**	-	-	-	-	-
Accumulated NCF to Project	k$	**123,468**	**8,278**	**38,260**	**74,158**	**114,355**	**123,468**	**123,468**	**123,468**	**123,468**	**123,468**	**123,468**

Current Version: WGM WHEATON Version#4.xls

Page 5 of 6

  Watts, Griffis and McOuat

Figure  18.     Cash flow schedule, Reserves and Resources (2004 to 2013)

SILVER WHEATON PROJECT
CASH FLOW SCHEDULE

Reserves & Resources	UNITS	TOTAL/ AVERAGE	2004 1	2005 2	2006 3	2007 4	2008 5	2009 6	2010 7	2011 8	2012 9	2013 10
ORE MILLED												
San Dimas	t	**15,043,686**	**143,422**	**662,263**	**711,900**	**711,900**	**711,900**	**711,900**	**711,900**	**711,900**	**711,900**	**711,900**
San Martin	t	**2,050,000**	**94,997**	**327,750**	**377,595**	**370,000**	**370,000**	**370,000**	**139,658**	**-**	**-**	**-**
Total	t	**17,093,686**	**238,420**	**990,013**	**1,089,495**	**1,081,900**	**1,081,900**	**1,081,900**	**851,558**	**711,900**	**711,900**	**711,900**
REVENUE												
San Dimas												
Silver	k$	**835,873**	12,994	40,185	54,107	55,610	43,968	40,845	36,760	36,760	36,760	36,760
Gold	k$	**647,739**	10,920	32,947	51,330	51,906	35,329	30,215	27,193	27,193	27,193	27,193
San Martin												
Silver	k$	**20,388**	1,476	2,825	3,698	5,898	2,929	2,929	632	-	-	-
Gold	k$	**100,670**	4,935	16,116	17,651	17,311	18,584	18,584	7,489	-	-	-
Total Revenue	k$	**1,604,670**	30,326	92,074	126,786	130,725	100,811	92,572	72,075	63,953	63,953	63,953
Less: Smelting, Refining etc.	k$	**33,568**	516	1,728	2,332	2,467	1,885	1,754	1,475	1,427	1,427	1,427
Net Revenue	k$	**1,571,101**	**29,810**	**90,346**	**124,454**	**128,258**	**98,926**	**90,818**	**70,599**	**62,526**	**62,526**	**62,526**
OPERATING COSTS												
San Dimas	$/t	**53.97**	56.98	49.79	48.95	49.66	50.39	51.14	51.89	52.67	53.46	54.26
San Martin	$/t	**30.72**	31.19	30.90	29.64	30.93	30.69	31.08	31.49	-	-	-
San Dimas	k$	**811,856**	8,172	32,974	34,847	35,356	35,875	36,404	36,944	37,494	38,056	38,628
San Martin	k$	**62,978**	2,963	10,127	11,193	11,442	11,354	11,501	4,398	-	-	-
General and Administration	k$	**81,900**	4,200	4,200	4,200	4,200	4,200	4,200	4,200	3,500	3,500	3,500
Total Operating Costs	k$	**956,734**	**15,334**	**47,301**	**50,240**	**50,998**	**51,429**	**52,105**	**45,542**	**40,994**	**41,556**	**42,128**
Net Cash Operating Profit	k$	**614,367**	14,475	43,045	74,214	77,259	47,497	38,713	25,058	21,532	20,970	20,398
Less: Corporate Taxes	k$	**142,467**	-	-	22,794	23,535	13,762	10,773	6,226	4,920	4,558	4,192
Profit Sharing	k$	**44,521**	-	-	7,123	7,355	4,301	3,367	1,946	1,537	1,424	1,310
Depreciation & Amortization	k$	**114,182**	620	1,926	2,982	3,712	4,491	5,046	5,602	6,158	6,727	7,297
Net Income after Taxes & Deprec.	k$	**313,196**	**13,856**	**41,119**	**41,314**	**42,657**	**24,943**	**19,526**	**11,284**	**8,917**	**8,261**	**7,598**
Project Cash Flow Schedule												
Net Income after Taxes & Deprec.	k$	**313,196**	13,856	41,119	41,314	42,657	24,943	19,526	11,284	8,917	8,261	7,598
Plus: Depreciation & Amortization	k$	**114,182**	620	1,926	2,982	3,712	4,491	5,046	5,602	6,158	6,727	7,297
Less: Capital Investment	k$	**130,272**	6,198	13,063	10,557	7,306	7,786	5,553	5,557	5,562	5,690	5,696
Net Cash Flow to Project	k$	**297,106**	**8,278**	**29,982**	**33,739**	**39,064**	**21,648**	**19,020**	**11,329**	**9,513**	**9,298**	**9,199**
Accumulated NCF to Project	k$	**297,106**	**8,278**	**38,260**	**71,999**	**111,062**	**132,711**	**151,730**	**163,059**	**172,573**	**181,871**	**191,070**

Current Version: WGM WHEATON Version#4.xls

Page 5 of 6

  Watts, Griffis and McOuat

Figure  19.     Cash flow schedule, Reserves and Resources (2014 to 2025)

SILVER WHEATON PROJECT
CASH FLOW SCHEDULE

Reserves & Resources	UNITS	2014 11	2015 12	2016 13	2017 14	2018 15	2019 16	2020 17	2021 18	2022 19	2023 20	2024 21	2025 22
ORE MILLED													
San Dimas	t	**711,900**	**711,900**	**711,900**	**711,900**	**711,900**	**711,900**	**711,900**	**711,900**	**711,900**	**711,900**	**711,900**	**711,900**
San Martin	t	-	-	-	-	-	-	-	-	-	-	-	-
Total	t	**711,900**	**711,900**	**711,900**	**711,900**	**711,900**	**711,900**	**711,900**	**711,900**	**711,900**	**711,900**	**711,900**	**711,900**
REVENUE													
San Dimas													
Silver	k$	36,760	36,760	36,760	36,760	36,760	36,760	36,760	36,760	36,760	36,760	36,760	36,760
Gold	k$	27,193	27,193	27,193	27,193	27,193	27,193	27,193	27,193	27,193	27,193	27,193	27,193
San Martin													
Silver	k$	-	-	-	-	-	-	-	-	-	-	-	-
Gold	k$	-	-	-	-	-	-	-	-	-	-	-	-
Total Revenue	k$	63,953	63,953	63,953	63,953	63,953	63,953	63,953	63,953	63,953	63,953	63,953	63,953
Less: Smelting, Refining etc.	k$	1,427	1,427	1,427	1,427	1,427	1,427	1,427	1,427	1,427	1,427	1,427	1,427
Net Revenue	k$	**62,526**	**62,526**	**62,526**	**62,526**	**62,526**	**62,526**	**62,526**	**62,526**	**62,526**	**62,526**	**62,526**	**62,526**
OPERATING COSTS													
San Dimas	$/t	55.08	55.92	55.92	55.92	55.92	55.92	55.92	55.92	55.92	55.92	55.92	55.92
San Martin	$/t	-	-	-	-	-	-	-	-	-	-	-	-
San Dimas	k$	39,213	39,809	39,809	39,809	39,809	39,809	39,809	39,809	39,809	39,809	39,809	39,809
San Martin	k$	-	-	-	-	-	-	-	-	-	-	-	-
General and Administration	k$	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500
Total Operating Costs	k$	**42,713**	**43,309**	**43,309**	**43,309**	**43,309**	**43,309**	**43,309**	**43,309**	**43,309**	**43,309**	**43,309**	**43,309**
Net Cash Operating Profit	k$	19,813	19,218	19,218	19,218	19,218	19,218	19,218	19,218	19,218	19,218	19,218	19,218
Less: Corporate Taxes	k$	4,021	4,066	4,221	4,272	4,337	4,332	4,326	4,320	4,318	4,316	4,498	4,681
Profit Sharing	k$	1,257	1,271	1,319	1,335	1,355	1,354	1,352	1,350	1,349	1,349	1,406	1,463
Depreciation & Amortization	k$	7,247	6,512	6,028	5,869	5,663	5,681	5,699	5,718	5,724	5,730	5,160	4,589
Net Income after Taxes & Deprec.	k$	**7,288**	**7,369**	**7,650**	**7,742**	**7,862**	**7,851**	**7,841**	**7,830**	**7,826**	**7,823**	**8,153**	**8,484**
Project Cash Flow Schedule													
Net Income after Taxes & Deprec.	k$	7,288	7,369	7,650	7,742	7,862	7,851	7,841	7,830	7,826	7,823	8,153	8,484
Plus: Depreciation & Amortization	k$	7,247	6,512	6,028	5,869	5,663	5,681	5,699	5,718	5,724	5,730	5,160	4,589
Less: Capital Investment	k$	5,702	5,708	5,714	5,721	5,727	5,733	5,740	5,746	5,753	5,760	-	-
Net Cash Flow to Project	k$	**8,834**	**8,173**	**7,963**	**7,891**	**7,798**	**7,799**	**7,800**	**7,801**	**7,797**	**7,793**	**13,313**	**13,074**
Accumulated NCF to Project	k$	**199,904**	**208,076**	**216,040**	**223,930**	**231,728**	**239,527**	**247,327**	**255,128**	**262,926**	**270,719**	**284,033**	**297,106**

Current Version: WGM WHEATON Version#4.xls

Page 6 of 6

  Watts, Griffis and McOuat

F.4.  OBSERVATIONS AND CONCLUSIONS AND RECOMMENDATIONS

WGM’s review of Luismin’s four operating mines, previous operating records as well as the currently identified mineral reserves and mineral resources has concluded that profitable operations should be sustainable for at least the next 21 years. Based on the operating history of Luismin, the potential for additional reserves being found on current land holdings, and the high success rate in turning resources into reserves, it is also probable that profitable operations will be extended beyond the 21 year period that has been considered by WGM.

In addition to the general conclusion on the future viability of the Luismin operations, WGM has also reached the following conclusions:

-

Total Proven and Probable Mineral Reserves estimated as of August 31, 2004, for Luismin's four operating mines are 3.31 million tonnes at a grade of 339 g Ag/t and 5.29 g Au/t as follows:

		Tonnes	Grade
			g Ag/t	g Au/t
Proven	Tayoltita	350,900	415	3.96
	Santa Rita	91,500	378	2.69
	San Antonio	365,400	507	8.80
	San Martin	617,200	67	4.09

Probable	Tayoltita	867,100	415	3.66
	Santa Rita	134,900	431	3.35
	San Antonio	591,000	476	8.87
	San Martin	290,400	52	4.40

  Watts, Griffis and McOuat

-

The procedures used by Luismin to estimate the mineral reserves are reasonable and the reserves fairly represent the tonnage and grade that can be expected from an operation;

-

The total Inferred Mineral Resources, estimated as of August 31, 2004, for the same four operating mines, and not included in the mineral reserves stated above, are about 15.3 million tonnes at an approximate grade of 289 g Ag/t and 3.20 g Au/t;

-

The procedures used by Luismin to estimate the Inferred Mineral Resources are reasonable and the Inferred Resource estimate represents a reasonable expectation of potential;

-

The experience and capabilities of the Luismin management team are regarded as excellent and important elements in the success of current and future operations;

-

The potential for exploration, both on active mining properties as well as on exploration holdings, to expand the reserve base to both support and expand operations is excellent;

-

Future operations will incur additional capital and operating costs for management of tailings sites as well as remediation of existing sites;

-

Opportunities for future reductions in operating costs will be possible with capital investment in mining and processing equipment as well as changes to operating practices;

-

It is evident that the Luismin operations have grown gradually over time where capital expenditures have been justified on short term planning and assessments. This has resulted in "add on" style expansions and a variety of equipment sizes and types that reduces some efficiencies in operations and maintenance that could otherwise be realized with longer term planning;

-

An economic analysis of the Proven and Probable Reserves of the operations completed in October 2004 demonstrated that the reserves can be mined and processed at a profit; and

-

A review of production and costs for 2003 and 2004 year to date has demonstrated that the October 2004 economic analysis is valid.

  Watts, Griffis and McOuat

As a result of WGM’s most recent review of the Luismin operations and comparison to the review completed at the time of the Wheaton acquisition in 2002, the following observations and conclusions are provided:

-

The capital investment made available for exploration has resulted in the development of significant new mining areas in the San Dimas district that have substantially increased the mined grades;

-

The capital investment in mining equipment and the process plant have allowed the mine to develop the new areas and bring them into production quickly;

-

Luismin management have made considerable progress in implementing safer practices in the underground operations by introducing rock mechanics expertise and modern ground control techniques to reduce the risks inherent in the operations;

-

Although there is considerable work to be done, substantial progress has been made in improving tailings management, in on site awareness of the World Bank guidelines in regard to tailings dams, and in introducing lower risk techniques to generally upgrade this aspect of the operations; and,

-

Site management have on going focus on reducing costs and improving the efficiencies of the operations through a very thorough data collection and reporting system.

  Watts, Griffis and McOuat

CERTIFICATE

To Accompany the Report titled

"A Technical Review of the Tayoltita, Santa Rita, San Antonio and San Martin Mines, as of August 31, 2004, for Chap Mercantile Inc."

dated November 9, 2004

I, Velasquez Spring, do hereby certify that:

1.

I reside at 1020 Walden Circle, Unit 17, Mississauga, Ontario, Canada, L5J 4J9.

2.

I am a graduate from the University of Toronto, Toronto, Ontario with a B.A.Sc. Degree in Applied Geology (1957), and I have practised my profession continuously since that time.

3.

I am a member of the Association of Geoscientists of Ontario (Membership Number 204) and a member of the Association of Professional Engineers Ontario (Membership Number 43927011).

4.

I am a Senior Geologist with Watts Griffis and McOuat Limited, a firm of consulting geologists and engineers, which has been authorized to practice professional engineering by Professional Engineers Ontario since 1969, and professional geoscience by the Association of Professional Geoscientists of Ontario.

5.

I am a qualified person for the purpose of NI 43-101 with regard to epithermal mineral deposits and resource and reserve audits.

6.

I visited the four mining properties on four occasions between January 16 to 26, 2002, March 7 to 11, 2002, January 18 to 22, 2003, and September 27 to October 3, 2004.

7.

I was solely responsible for Section B: Sections C12 and C13; Section D12; Section E1 and co-authored with Ross MacFarlane Sections A and F4.

8.

I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in this report.

9.

Neither I, nor any affiliated entity of mine, is at present, under an agreement, arrangement or understanding or expects to become, an insider, associate, affiliated entity or employee of Chap Mercantile Inc., or any associated or affiliated entities.

10.

Neither I, nor any affiliated entity of mine own, directly or indirectly, nor expect to receive, any interest in the properties or securities of Chap Mercantile Inc., or any associated or affiliated companies.

  Watts, Griffis and McOuat

11.

Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Chap Mercantile Inc., or any associated or affiliated companies.

12.

I have read the NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with this NI 43-101 and Form 43-101F1; and have prepared the report in conformity with generally accepted Canadian mining industry practice.

Velasquez Spring, P.Eng., B.A.Sc.
November 9, 2004

  Watts, Griffis and McOuat

CERTIFICATE

To Accompany the Report titled

"A Technical Review of the Tayoltita, Santa Rita, San Antonio and San Martin Mines, as of August 31, 2004, for Chap Mercantile Inc."

dated November 9, 2004

I, G. Ross MacFarlane, do hereby certify that:

1.

I reside at 1302 Woodgrove Place, Oakville, Ontario, Canada, L6M 1V5.

2.

I am a graduate of the Technical University of Nova Scotia, Halifax, Nova Scotia, with a Bachelor of Engineering, Mining with Metallurgy Option in 1973 and have practiced my profession since that time.

3.

I am a Professional Engineer registered with the Association of Professional Engineers Ontario (Registration Number 28062503).

4.

I am a Senior Associate Operations Engineer with Watts, Griffis and McOuat Limited, a firm of consulting engineers and geologists, which has been authorized to practice professional engineering by Professional Engineers Ontario since 1969, and professional geoscience by the Association of Professional Geoscientists of Ontario.

5.

I have more than 25 years of experience in the operation, evaluation, and design of mining and milling operations.

6.

I am a Qualified Person for the purposes of NI 43-101.

7.

I visited the operations at Tayoltita, Santa Rita and San Antonio on March 7 to 8,  2002, and on September 27 to October 3, 2004.

8.

I was solely responsible for Sections C14, C15 and C16; Section D14, D15 and D16; and co-authored with V. Spring Section A and F4.

9.

I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in this report.

10.

Neither I, nor any affiliated entity of mine, is at present, under an agreement, arrangement or understanding or expects to become, an insider, associate, affiliated entity or employee of Chap Mercantile Inc., or any associated or affiliated entities.

11.

Neither I, nor any affiliated entity of mine own, directly or indirectly, nor expect to receive, any interest in the properties or securities of Chap Mercantile Inc., or any associated or affiliated companies.

  Watts, Griffis and McOuat

12.

Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Chap Mercantile Inc., or any associated or affiliated companies.

13.

I have read the NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with this NI 43-101 and Form 43-101F1; and have prepared the report in conformity with generally accepted Canadian mining industry practice.

Ross MacFarlane, B.Eng., P.Eng.
November 9, 2004

  Watts, Griffis and McOuat

CERTIFICATE

To Accompany the Report titled

"A Technical Review of the Tayoltita, Santa Rita, San Antonio and San Martin Mines, as of August 31, 2004, for Chap Mercantile Inc."

dated November 9, 2004

I, Gordon Daniel Taylor Watts, do hereby certify that:

1.

I reside at Suite 1301, 80 Mill Street, Toronto, Ontario, Canada, M5A 4T3.

2.

I graduated from the University of Toronto in Toronto, Ontario, Canada, in 1966 with a Bachelor of Applied Sciences in Mining Engineering.  I have practiced my profession continuously since 1970.

3.

I am a Senior Associate Mineral Economist with Watts, Griffis and McOuat Limited, a firm of consulting geologists and engineers, which has been authorized to practice professional engineering by Professional Engineers Ontario since 1969, and professional geoscience by the Association of Professional Geoscientists of Ontario.

4.

I have not visited the San Dimas or San Martin mining properties.

5.

I am a Practicing Member of the Professional Engineers of Ontario (Member #49149016) and a qualified person for the purpose of NI 43-101 with regard to Economic Analysis of mining properties.

6.

I was solely responsible for Sections F1, F2 and F3.

7.

I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in this report.

8.

Neither I, nor any affiliated entity of mine, is at present, under an agreement, arrangement or understanding or expects to become, an insider, associate, affiliated entity or employee of Chap Mercantile Inc., or any associated or affiliated entities.

9.

Neither I, nor any affiliated entity of mine own, directly or indirectly, nor expect to receive, any interest in the properties or securities of Chap Mercantile Inc., or any associated or affiliated companies.

10.

Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Chap Mercantile Inc., or any associated or affiliated companies.

  Watts, Griffis and McOuat

11.

I have read the NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with this NI 43-101 and Form 43-101F1; and have prepared the report in conformity with generally accepted Canadian mining industry practice.

Gordon Watts, P.Eng.
November 9, 2004

  Watts, Griffis and McOuat

REFERENCES

Minas Luismin S.A. de C.V.

Jan. 2002

Data Room Index (selected items were reviewed by WGM from the following sections:

Section 5 Reserves and Resources, p. 18.

Sections 6.0 to 6.5 Operative Mines: Tayoltita, Santa Rita, San Antonio, San Martin and La Guitarra, pp. 19 to 50.

Section 7 Exploration Projects, pp. 35 to 50.

Society of Economic Geologists

2001

Geology of the Santa Rita Ag-Au Deposit, San Dimas District Durango, Mexico.  SP8, pp. 39 to 58.

SRK Consulting

2002

Environmental Due Diligence Review of Active Mining Units Owned and Operated by Minas Luismin S.A. de C.V.

Watts, Griffis and McOuat Limited

2002

A Technical Review of the Tayoltita, Santa Rita, San Antonio, La Guitarra and San Martin Operating Silver and Gold Mines in Mexico for Wheaton River Minerals Ltd.

2002

Technical review letter report re:  Project Armstrong, pp. 1 to 18.

Wheaton River Minerals Ltd.

2002

Trip Report by R. Gagnon.

2002

Trip Report by R.D. Bergen.

2002

Trip Report by Randy Smallwood.

  Watts, Griffis and McOuat

APPENDIX 1:  SUPPORTING DATA, ECONOMIC ANALYSIS

Watts, Griffis and McOuat

SILVER WHEATON PROJECT
Monthly Gold Price
1971 - 2004
US$/oz
Pesos/oz
US$/oz
Mexican Current Pesos/Oz
Mexican 2004 Pesos/oz
Year
0
100
200
300
400
500
600
700
0
1000
2000
3000
4000
5000
6000
7000
1971
1973
1975
1977
1979
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003

Sources: World Gold Council; US Federal Reserve; Banco de Mexico

Watts, Griffis and McOuat

SILVER WHEATON PROJECT
Mexican Pesos per US$
Pesos/$
Euros/US$
14
12
10
8
6
4
2
-
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
YEAR
Pesos per US$
Euros per US$

Source: US Federal Reserve

Watts, Griffis and McOuat

SILVER WHEATON PROJECT
Historical Silver Prices
US$/oz
Current Pesos/Oz
2004 Pesos/oz
10.00
8.00
6.00
4.00
2.00
0.00
US$
100
80
60
40
20
0
Pesos
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Year
Sources: US Federal Reserve, USGS, Silver Institute and Banco de Mexico

SILVER WHEATON PROJECT
PRODUCTION SCHEDULE

Reserves Only	UNITS	TOTAL/ AVERAGE	2004 1	2005 2	2006 3	2007 4	2008 5	2009 6	2010 7	2011 8	2012 9	2013 10
PRODUCTION												
SAN DIMAS												
PROVEN & PROBABLE RESERVES												
Ore Mined/Milled	t	**2,400,969**	143,422	662,263	711,900	711,900	171,483	-	-	-	-	-
Grades												
Silver	g/t	**444.00**	487.63	370.59	462.06	474.90	487.73	-	-	-	-	-
Gold	g/t	**5.71**	6.17	4.27	6.22	6.29	6.36	-	-	-	-	-
Recoveries												
Silver	%	**92.91%**	93.06%	92.59%	93.02%	93.02%	93.02%	-	-	-	-	-
Gold	%	**96.31%**	96.82%	96.58%	96.16%	96.16%	96.16%	-	-	-	-	-
Metal Produced												
Silver	koz	**31,849**	2,092	7,306	9,838	10,111	2,501	-	-	-	-	-
Gold	oz	**424,413**	27,546	87,859	136,879	138,417	33,712	-	-	-	-	-
Revenues												
Silver	k$	**176,654**	12,994	40,185	54,107	55,610	13,757	-	-	-	-	-
Gold	k$	**159,745**	10,920	32,947	51,330	51,906	12,642	-	-	-	-	-
TotalRevenue	k$	**336,399**	**23,914**	**73,133**	**105,436**	**107,516**	**26,400**	-	-	-	-	-
INFERRED RESOURCES												
Ore Mined/Milled	t	-	-	-	-	-0	0	-	-	-	-	-
Grades												
Silver	g/t	-	-	-	-	-	340	-	-	-	-	-
Gold	g/t	-	-	-	-	-	3.62	-	-	-	-	-
Recoveries												
Silver	%	-	-	-	-	-	93.02%	-	-	-	-	-
Gold	%	-	-	-	-	-	96.16%	-	-	-	-	-
Metal Produced												
Silver	koz		-	-	-	-		-	-	-	-	-
Gold	oz	0	-	-	-	-	0	-	-	-	-	-
Revenues												
Silver	k$		-	-	-	-		-	-	-	-	-
Gold	k$		-	-	-	-		-	-	-	-	-
TotalRevenue	k$		-	-	-	-		-	-	-	-	-

Current Version: WGM WHEATON Version#4.xls
Page 1 of 6

SILVER WHEATON PROJECT
PRODUCTION SCHEDULE

Reserves Only	UNITS	TOTAL/ AVERAGE	2004 1	2005 2	2006 3	2007 4	2008 5	2009 6	2010 7	2011 8	2012 9	2013 10
SAN MARTIN												
PROVEN & PROBABLE RESERVES												
Ore Mined/Milled	t	850,000	94,997	327,750	377,595	49,658	-	-	-	-	-	-
Grades												
Silver	g/t	60.00	83.64	52.64	59.54	66.89	-	-	-	-	-	-
Gold	g/t	4.15	4.21	4.22	4.03	4.45	-	-	-	-	-	-
Recoveries												
Silver	%	92.86%	93.06%	92.59%	93.02%	93.02%	-	-	-	-	-	-
Gold	%	96.39%	96.82%	96.58%	96.16%	96.16%	-	-	-	-	-	-
Metal Produced												
Silver	koz	1,523	238	514	672	99	-	-	-	-	-	-
Gold	oz	109,327	12,449	42,977	47,071	6,830	-	-	-	-	-	-
Revenues												
Silver	k$	8,545	1,476	2,825	3,698	546	-	-	-	-	-	-
Gold	k$	41,265	4,935	16,116	17,651	2,561	-	-	-	-	-	-
TotalRevenue	k$	49,810	6,412	18,941	21,349	3,108	-	-	-	-	-	-
INFERRED RESOURCES												
Ore Mined/Milled	t	-	-	-	-	-	-	-	-	-	-	-
Grades												
Silver	g/t	-	-	-	-	-	-	-	-	-	-	-
Gold	g/t	-	-	-	-	-	-	-	-	-	-	-
Recoveries												
Silver	%	-	-	-	0.00%	-	-	-	-	-	-	-
Gold	%	-	-	-	-	-	-	-	-	-	-	-
Metal Produced												
Silver	koz	-	-	-	-	-	-	-	-	-	-	-
Gold	oz	-	-	-	-	-	-	-	-	-	-	-
Revenues												
Silver	k$	-	-	-	-	-	-	-	-	-	-	-
Gold	k$	-	-	-	-	-	-	-	-	-	-	-
TotalRevenue	k$	-	-	-	-	-	-	-	-	-	-	-
TOTALS												
SILVER												
Production	koz	33,372	2,330	7,820	10,510	10,210	2,501	-	-	-	-	-
Accumulated Production	koz	33,372	2,330	10,150	20,660	30,870	33,372	33,372	33,372	33,372	33,372	33,372
Gross Revenue	k$	185,199	14,471	43,010	57,805	56,156	13,757	-	-	-	-	-
GOLD												
Production	oz	533,741	39,995	130,837	183,949	145,247	33,712	-	-	-	-	-
Gross Revenue	k$	201,010	15,855	49,064	68,981	54,468	12,642	-	-	-	-	-
TOTAL REVENUE	k$	386,209	30,326	92,074	126,786	110,624	26,400	-	-	-	-	-

Current Version: WGM WHEATON Version#4.xls

Page 2 of 6

SILVER WHEATON PROJECT
PRODUCTION SCHEDULE

Reserves Only	UNITS	2014 11	2015 12	2016 13	2017 14	2018 15	2019 16	2020 17	2021 18	2022 19	2023 20	2024 21	2025 22
PRODUCTION													
SAN DIMAS													
PROVEN & PROBABLE RESERVES													
Ore Mined/Milled	t	-	-										
Grades													
Silver	g/t	-	-										
Gold	g/t	-	-										
Recoveries													
Silver	%	-	-										
Gold	%	-	-										
Metal Produced													
Silver	koz	-	-										
Gold	oz	-	-										
Revenues													
Silver	k$	-	-										
Gold	k$	-	-										
TotalRevenue	k$	-	-										
INFERRED RESOURCES													
Ore Mined/Milled	t	-	-	-	-	-	-	-	-	-	-	-	-
Grades													
Silver	g/t	-	-	-	-	-	-	-	-	-	-	-	-
Gold	g/t	-	-	-	-	-	-	-	-	-	-	-	-
Recoveries													
Silver	%	-	-	-	-	-	-	-	-	-	-	-	-
Gold	%	-	-	-	-	-	-	-	-	-	-	-	-
Metal Produced													
Silver	koz	-	-	-	-	-	-	-	-	-	-	-	-
Gold	oz	-	-	-	-	-	-	-	-	-	-	-	-
Revenues													
Silver	k$	-	-	-	-	-	-	-	-	-	-	-	-
Gold	k$	-	-	-	-	-	-	-	-	-	-	-	-
TotalRevenue	k$	-	-	-	-	-	-	-	-	-	-	-	-

Current Version: WGM WHEATON Version#4.xls

Page 3 of 6

SILVER WHEATON PROJECT
PRODUCTION SCHEDULE

Reserves Only	UNITS	2014 11	2015 12	2016 13	2017 14	2018 15	2019 16	2020 17	2021 18	2022 19	2023 20	2024 21	2025 22
SAN MARTIN													
PROVEN & PROBABLE RESERVES													
Ore Mined/Milled	t	-	-										
Grades													
Silver	g/t	-	-										
Gold	g/t	-	-										
Recoveries													
Silver	%	-	-										
Gold	%	-	-										
Metal Produced													
Silver	koz	-	-										
Gold	oz	-	-										
Revenues													
Silver	k$	-	-										
Gold	k$	-	-										
TotalRevenue	k$	-	-										
INFERRED RESOURCES													
Ore Mined/Milled	t	-	-	-	-	-	-	-	-	-	-	-	-
Grades													
Silver	g/t	-	-										
Gold	g/t	-	-										
Recoveries													
Silver	%	-	-										
Gold	%	-	-										
Metal Produced													
Silver	koz	-	-										
Gold	oz	-	-										
Revenues													
Silver	k$	-	-										
Gold	k$	-	-										
TotalRevenue	k$	-	-										
TOTALS													
SILVER													
Production	koz	-	-	-	-	-	-	-	-	-	-	-	-
Accumulated Production	koz	33,372	33,372	33,372	33,372	33,372	33,372	33,372	33,372	33,372	33,372	33,372	33,372
Gross Revenue	k$	-	-	-	-	-	-	-	-	-	-	-	-
GOLD													
Production	oz	-	-	-	-	-	-	-	-	-	-	-	-
Gross Revenue	k$	-	-	-	-	-	-	-	-	-	-	-	-
TOTAL REVENUE	k$	-	-	-	-	-	-	-	-	-	-	-	-

Current Version: WGM WHEATON Version#4.xls

Page 4 of 6

SILVER WHEATON PROJECT
CASH FLOW SCHEDULE

Reserves Only	UNITS	TOTAL/ AVERAGE	2004 1	2005 2	2006 3	2007 4	2008 5	2009 6	2010 7	2011 8	2012 9	2013 10
ORE MILLED												
San Dimas	t	2,400,969	143,422	662,263	711,900	711,900	171,483	-	-	-	-	-
San Martin	t	850,000	94,997	327,750	377,595	49,658	-	-	-	-	-	-
Total	t	3,250,969	238,420	990,013	1,089,495	761,558	171,483	-	-	-	-	-
REVENUE												
San Dimas												
Silver	k$	176,654	12,994	40,185	54,107	55,610	13,757	-	-	-	-	-
Gold	k$	159,745	10,920	32,947	51,330	51,906	12,642	-	-	-	-	-
San Martin												
Silver	k$	8,545	1,476	2,825	3,698	546	-	-	-	-	-	-
Gold	k$	41,265	4,935	16,116	17,651	2,561	-	-	-	-	-	-
Total Revenue	k$	386,209	30,326	92,074	126,786	110,624	26,400	-	-	-	-	-
Less: Smelting, Refining etc.	k$	7,342	516	1,728	2,332	2,224	542	-	-	-	-	-
Net Revenue	k$	378,867	29,810	90,346	124,454	108,400	25,857	-	-	-	-	-
OPERATING COSTS												
San Dimas	$/t	49.98	56.98	49.79	48.95	49.66	50.39	-	-	-	-	-
San Martin	$/t	30.37	31.19	30.90	29.64	30.93	-	-	-	-	-	-
San Dimas	k$	119,991	8,172	32,974	34,847	35,356	8,642	-	-	-	-	-
San Martin	k$	25,819	2,963	10,127	11,193	1,536	-	-	-	-	-	-
General and Administration	k$	20,300	4,200	4,200	4,200	4,200	3,500	-	-	-	-	-
Total Operating Costs	k$	166,109	15,334	47,301	50,240	41,092	12,142	-	-	-	-	-
Net Cash Operating Profit	k$	212,758	14,475	43,045	74,214	67,308	13,716	-	-	-	-	-
Less: Corporate Taxes	k$	47,030	-	-	22,866	20,657	3,507	-	-	-	-	-
Profit Sharing	k$	14,697	-	-	7,146	6,455	1,096	-	-	-	-	-
Depreciation & Amortization	k$	27,563	620	1,926	2,756	2,756	2,756	2,756	2,756	2,756	2,756	2,756
Net Income after Taxes & Deprec.	k$	123,468	13,856	41,119	41,445	37,440	6,356	-2,756	-2,756	-2,756	-2,756	-2,756
Project Cash Flow Schedule												
Net Income after Taxes & Deprec.	k$	123,468	13,856	41,119	41,445	37,440	6,356	-2,756	-2,756	-2,756	-2,756	-2,756
Plus: Depreciation & Amortization	k$	27,563	620	1,926	2,756	2,756	2,756	2,756	2,756	2,756	2,756	2,756
Less: Capital Investment	k$	27,563	6,198	13,063	8,303	-	-	-	-	-	-	-
Net Cash Flow to Project	k$	123,468	8,278	29,982	35,899	40,197	9,113	-	-	-	-	-
Accumulated NCF to Project	k$	123,468	8,278	38,260	74,158	114,355	123,468	123,468	123,468	123,468	123,468	123,468

Current Version: WGM WHEATON Version#4.xls

Page 5 of 6

SILVER WHEATON PROJECT
CASH FLOW SCHEDULE

Reserves Only	UNITS	2014 11	2015 12	2016 13	2017 14	2018 15	2019 16	2020 17	2021 18	2022 19	2023 20	2024 21	2025 22
ORE MILLED													
San Dimas	t	-	-	-	-	-	-	-	-	-	-	-	-
San Martin	t	-	-	-	-	-	-	-	-	-	-	-	-
Total	t	-	-	-	-	-	-	-	-	-	-	-	-
REVENUE													
San Dimas													
Silver	k$	-	-	-	-	-	-	-	-	-	-	-	-
Gold	k$	-	-	-	-	-	-	-	-	-	-	-	-
San Martin													
Silver	k$	-	-	-	-	-	-	-	-	-	-	-	-
Gold	k$	-	-	-	-	-	-	-	-	-	-	-	-
Total Revenue	k$	-	-	-	-	-	-	-	-	-	-	-	-
Less: Smelting, Refining etc.	k$	-	-	-	-	-	-	-	-	-	-	-	-
Net Revenue	k$	-	-	-	-	-	-	-	-	-	-	-	-
OPERATING COSTS													
San Dimas	$/t	-	-	-	-	-	-	-	-	-	-	-	-
San Martin	$/t	-	-	-	-	-	-	-	-	-	-	-	-
San Dimas	k$	-	-	-	-	-	-	-	-	-	-	-	-
San Martin	k$	-	-	-	-	-	-	-	-	-	-	-	-
General and Administration	k$	-	-	-	-	-	-	-	-	-	-	-	-
Total Operating Costs	k$	-	-	-	-	-	-	-	-	-	-	-	-
Net Cash Operating Profit	k$	-	-	-	-	-	-	-	-	-	-	-	-
Less: Corporate Taxes	k$	-	-	-	-	-	-	-	-	-	-	-	-
Profit Sharing	k$	-	-	-	-	-	-	-	-	-	-	-	-
Depreciation & Amortization	k$	2,137	830	-	-	-	-	-	-	-	-	-	-
Net Income after Taxes & Deprec.	k$	**-2,137**	**-830**	-	-	-	-	-	-	-	-	-	-
Project Cash Flow Schedule													
Net Income after Taxes & Deprec.	k$	-2,137	-830	-	-	-	-	-	-	-	-	-	-
Plus: Depreciation & Amortization	k$	2,137	830	-	-	-	-	-	-	-	-	-	-
Less: Capital Investment	k$	-	-	-	-	-	-	-	-	-	-	-	-
Net Cash Flow to Project	k$	-	-	-	-	-	-	-	-	-	-	-	-
Accumulated NCF to Project	k$	123,468	123,468	123,468	123,468	123,468	123,468	123,468	123,468	123,468	123,468	123,468	123,468

Current Version: WGM WHEATON Version#4.xls

Page 6 of 6

SILVER WHEATON PROJECT
PRODUCTION SCHEDULE

Reserves & Resources	UNITS	TOTAL/ AVERAGE	2004 1	2005 2	2006 3	2007 4	2008 5	2009 6	2010 7	2011 8	2012 9	2013 10
PRODUCTION												
SAN DIMAS												
PROVEN & PROBABLE RESERVES												
Ore Mined/Milled	t	**2,400,969**	143,422	662,263	711,900	711,900	171,483	-	-	-	-	-
Grades												
Silver	g/t	**444.00**	487.63	370.59	462.06	474.90	487.73	-	-	-	-	-
Gold	g/t	**5.71**	6.17	4.27	6.22	6.29	6.36	-	-	-	-	-
Recoveries												
Silver	%	**92.91%**	93.06%	92.59%	93.02%	93.02%	93.02%	-	-	-	-	-
Gold	%	**96.31%**	96.82%	96.58%	96.16%	96.16%	96.16%	-	-	-	-	-
Metal Produced												
Silver	koz	**31,849**	2,092	7,306	9,838	10,111	2,501	-	-	-	-	-
Gold	oz	**424,413**	27,546	87,859	136,879	138,417	33,712	-	-	-	-	-
Revenues												
Silver	k$	**176,654**	12,994	40,185	54,107	55,610	13,757	-	-	-	-	-
Gold	k$	**159,745**	10,920	32,947	51,330	51,906	12,642	-	-	-	-	-
TotalRevenue	k$	**336,399**	**23,914**	**73,133**	**105,436**	**107,516**	**26,400**	-	-	-	-	-
INFERRED RESOURCES												
Ore Mined/Milled	t	**12,642,717**	-	-	-	-0	540,417	711,900	711,900	711,900	711,900	711,900
Grades												
Silver	g/t	**317.00**	-	-	-	-	340	349	314	314	314	314
Gold	g/t	**3.33**	-	-	-	-	3.62	3.66	3.29	3.29	3.29	3.29
Recoveries												
Silver	%	**93.02%**	-	-	- -		93.02%	93.02%	93.02%	93.02%	93.02%	93.02%
Gold	%	**96.16%**	-	-	-	-	96.16%	96.16%	96.16%	96.16%	96.16%	96.16%
Metal Produced												
Silver	koz	**119,858**	-	-	-	-	5,493	7,426	6,684	6,684	6,684	6,684
Gold	oz	**1,301,317**	-	-	-	-	60,499	80,573	72,515	72,515	72,515	72,515
Revenues												
Silver	k$	**659,219**	-	-	-	-	30,211	40,845	36,760	36,760	36,760	36,760
Gold	k$	**487,994**	-	-	-	-	22,687	30,215	27,193	27,193	27,193	27,193
TotalRevenue	k$	**1,147,213**	-	-	-	-	**52,898**	**71,059**	**63,953**	**63,953**	**63,953**	**63,953**

Current Version: WGM WHEATON Version#4.xls

Page 1 of 6

SILVER WHEATON PROJECT
PRODUCTION SCHEDULE

Reserves & Resources	UNITS	TOTAL/ AVERAGE	2004 1	2005 2	2006 3	2007 4	2008 5	2009 6	2010 7	2011 8	2012 9	2013 10
SAN MARTIN												
PROVEN & PROBABLE RESERVES												
Ore Mined/Milled	t	**850,000**	94,997	327,750	377,595	49,658	-	-	-	-	-	-
Grades												
Silver	g/t	**60.00**	83.64	52.64	59.54	66.89	-	-	-	-	-	-
Gold	g/t	**4.15**	4.21	4.22	4.03	4.45	-	-	-	-	-	-
Recoveries												
Silver	%	**92.86%**	93.06%	92.59%	93.02%	93.02%	-	-	-	-	-	-
Gold	%	**96.39%**	96.82%	96.58%	96.16%	96.16%	-	-	-	-	-	-
Metal Produced												
Silver	koz	**1,523**	238	514	672	99	-	-	-	-	-	-
Gold	oz	**109,327**	12,449	42,977	47,071	6,830	-	-	-	-	-	-
Revenues												
Silver	k$	**8,545**	1,476	2,825	3,698	546	-	-	-	-	-	-
Gold	k$	**41,265**	4,935	16,116	17,651	2,561	-	-	-	-	-	-
TotalRevenue	k$	**49,810**	**6,412**	**18,941**	**21,349**	**3,108**	-	-	-	-	-	-
INFERRED RESOURCES												
Ore Mined/Milled	t	**1,200,000**	-	-	-	320,342	370,000	370,000	139,658	-	-	-
Grades												
Silver	g/t	**60.00**	-	-	-	101.57	48.13	48.13	27.53	-	-	-
Gold	g/t	**4.27**	-	-	-	3.97	4.33	4.33	4.63	-	-	-
Recoveries												
Silver	%	**93.02%**	-	-	0.00%	93.02%	93.02%	93.02%	93.02%	-	-	-
Gold	%	**96.16%**	-	-	-	96.16%	96.16%	96.16%	96.16%	-	-	-
Metal Produced												
Silver	koz	**2,153**	-	-	-	973	533	533	115	-	-	-
Gold	oz	**158,414**	-	-	-	39,332	49,556	49,556	19,970	-	-	-
Revenues												
Silver	k$	**11,843**	-	-	-	5,352	2,929	2,929	632	-	-	-
Gold	k$	**59,405**	-	-	-	14,749	18,584	18,584	7,489	-	-	-
TotalRevenue	k$	**71,248**	-	-	-	**20,101**	**21,513**	**21,513**	**8,121**	-	-	-
TOTALS												
SILVER												
Production	koz	**155,383**	**2,330**	**7,820**	**10,510**	**11,183**	**8,527**	**7,959**	**6,799**	**6,684**	**6,684**	**6,684**
Accumulated Production	koz	**155,383**	**2,330**	**10,150**	**20,660**	**31,843**	**40,370**	**48,329**	**55,128**	**61,812**	**68,495**	**75,179**
Gross Revenue	k$	**856,261**	**14,471**	**43,010**	**57,805**	**61,508**	**46,898**	**43,774**	**37,393**	**36,760**	**36,760**	**36,760**
GOLD												
Production	oz	**1,993,472**	**39,995**	**130,837**	**183,949**	**184,579**	**143,768**	**130,129**	**92,486**	**72,515**	**72,515**	**72,515**
Gross Revenue	k$	**748,409**	**15,855**	**49,064**	**68,981**	**69,217**	**53,913**	**48,798**	**34,682**	**27,193**	**27,193**	**27,193**
TOTAL REVENUE	k$	**1,604,670**	**30,326**	**92,074**	**126,786**	**130,725**	**100,811**	**92,572**	**72,075**	**63,953**	**63,953**	**63,953**

Current Version: WGM WHEATON Version#4.xls

Page 2 of 6

SILVER WHEATON PROJECT
PRODUCTION SCHEDULE

Reserves & Resources	UNITS	2014 11	2015 12	2016 13	2017 14	2018 15	2019 16	2020 17	2021 18	2022 19	2023 20	2024 21	2025 22
PRODUCTION													
SAN DIMAS													
PROVEN & PROBABLE RESERVES													
Ore Mined/Milled	t	-	-										
Grades													
Silver	g/t	-	-										
Gold	g/t	-	-										
Recoveries													
Silver	%	-	-										
Gold	%	-	-										
Metal Produced													
Silver	koz	-	-										
Gold	oz	-	-										
Revenues													
Silver	k$	-	-										
Gold	k$	-	-										
TotalRevenue	k$	-	-										
INFERRED RESOURCES													
Ore Mined/Milled	t	711,900	711,900	711,900	711,900	711,900	711,900	711,900	711,900	711,900	711,900	711,900	711,900
Grades													
Silver	g/t	314	314	314	314	314	314	314	314	314	314	314	314
Gold	g/t	3.29	3.29	3.29	3.29	3.29	3.29	3.29	3.29	3.29	3.29	3.29	3.29
Recoveries													
Silver	%	93.02%	93.02%	93.02%	93.02%	93.02%	93.02%	93.02%	93.02%	93.02%	93.02%	93.02%	93.02%
Gold	%	96.16%	96.16%	96.16%	96.16%	96.16%	96.16%	96.16%	96.16%	96.16%	96.16%	96.16%	96.16%
Metal Produced													
Silver	koz	6,684	6,684	6,684	6,684	6,684	6,684	6,684	6,684	6,684	6,684	6,684	6,684
Gold	oz	72,515	72,515	72,515	72,515	72,515	72,515	72,515	72,515	72,515	72,515	72,515	72,515
Revenues													
Silver	k$	36,760	36,760	36,760	36,760	36,760	36,760	36,760	36,760	36,760	36,760	36,760	36,760
Gold	k$	27,193	27,193	27,193	27,193	27,193	27,193	27,193	27,193	27,193	27,193	27,193	27,193
TotalRevenue	k$	**63,953**	**63,953**	**63,953**	**63,953**	**63,953**	**63,953**	**63,953**	**63,953**	**63,953**	**63,953**	**63,953**	**63,953**

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SILVER WHEATON PROJECT
PRODUCTION SCHEDULE

Reserves & Resources	UNITS	2014 11	2015 12	2016 13	2017 14	2018 15	2019 16	2020 17	2021 18	2022 19	2023 20	2024 21	2025 22
SAN MARTIN													
PROVEN & PROBABLE RESERVES													
Ore Mined/Milled	t	-	-										
Grades													
Silver	g/t	-	-										
Gold	g/t	-	-										
Recoveries													
Silver	%	-	-										
Gold	%	-	-										
Metal Produced													
Silver	koz	-	-										
Gold	oz	-	-										
Revenues													
Silver	k$	-	-										
Gold	k$	-	-										
TotalRevenue	k$	-	-										
INFERRED RESOURCES													
Ore Mined/Milled	t	-	-	-	-	-	-	-	-	-	-	-	-
Grades													
Silver	g/t	-	-										
Gold	g/t	-	-										
Recoveries													
Silver	%	-	-										
Gold	%	-	-										
Metal Produced													
Silver	koz	-	-										
Gold	oz	-	-										
Revenues													
Silver	k$	-	-										
Gold	k$	-	-										
TotalRevenue	k$	-	-										
TOTALS													
SILVER													
Production	koz	6,684	6,684	6,684	6,684	6,684	6,684	6,684	6,684	6,684	6,684	6,684	6,684
Accumulated Production	koz	81,863	88,546	95,230	101,914	108,597	115,281	121,965	128,648	135,332	142,016	148,699	155,383
Gross Revenue	k$	36,760	36,760	36,760	36,760	36,760	36,760	36,760	36,760	36,760	36,760	36,760	36,760
GOLD													
Production	oz	72,515	72,515	72,515	72,515	72,515	72,515	72,515	72,515	72,515	72,515	72,515	72,515
Gross Revenue	k$	27,193	27,193	27,193	27,193	27,193	27,193	27,193	27,193	27,193	27,193	27,193	27,193
TOTAL REVENUE	k$	63,953	63,953	63,953	63,953	63,953	63,953	63,953	63,953	63,953	63,953	63,953	63,953

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SILVER WHEATON PROJECT
CASH FLOW SCHEDULE

Reserves & Resources	UNITS	TOTAL/ AVERAGE	2004 1	2005 2	2006 3	2007 4	2008 5	2009 6	2010 7	2011 8	2012 9	2013 10
ORE MILLED												
San Dimas	t	15,043,686	143,422	662,263	711,900	711,900	711,900	711,900	711,900	711,900	711,900	711,900
San Martin	t	2,050,000	94,997	327,750	377,595	370,000	370,000	370,000	139,658	-	-	-
Total	t	17,093,686	238,420	990,013	1,089,495	1,081,900	1,081,900	1,081,900	851,558	711,900	711,900	711,900
REVENUE												
San Dimas												
Silver	k$	835,873	12,994	40,185	54,107	55,610	43,968	40,845	36,760	36,760	36,760	36,760
Gold	k$	647,739	10,920	32,947	51,330	51,906	35,329	30,215	27,193	27,193	27,193	27,193
San Martin												
Silver	k$	20,388	1,476	2,825	3,698	5,898	2,929	2,929	632	-	-	-
Gold	k$	100,670	4,935	16,116	17,651	17,311	18,584	18,584	7,489	-	-	-
Total Revenue	k$	1,604,670	30,326	92,074	126,786	130,725	100,811	92,572	72,075	63,953	63,953	63,953
Less: Smelting, Refining etc.	k$	33,568	516	1,728	2,332	2,467	1,885	1,754	1,475	1,427	1,427	1,427
Net Revenue	k$	1,571,101	29,810	90,346	124,454	128,258	98,926	90,818	70,599	62,526	62,526	62,526
OPERATING COSTS												
San Dimas	$/t	53.97	56.98	49.79	48.95	49.66	50.39	51.14	51.89	52.67	53.46	54.26
San Martin	$/t	30.72	31.19	30.90	29.64	30.93	30.69	31.08	31.49	-	-	-
San Dimas	k$	811,856	8,172	32,974	34,847	35,356	35,875	36,404	36,944	37,494	38,056	38,628
San Martin	k$	62,978	2,963	10,127	11,193	11,442	11,354	11,501	4,398	-	-	-
General and Administration	k$	81,900	4,200	4,200	4,200	4,200	4,200	4,200	4,200	3,500	3,500	3,500
Total Operating Costs	k$	956,734	15,334	47,301	50,240	50,998	51,429	52,105	45,542	40,994	41,556	42,128
Net Cash Operating Profit	k$	614,367	14,475	43,045	74,214	77,259	47,497	38,713	25,058	21,532	20,970	20,398
Less: Corporate Taxes	k$	142,467	-	-	22,794	23,535	13,762	10,773	6,226	4,920	4,558	4,192
Profit Sharing	k$	44,521	-	-	7,123	7,355	4,301	3,367	1,946	1,537	1,424	1,310
Depreciation & Amortization	k$	114,182	620	1,926	2,982	3,712	4,491	5,046	5,602	6,158	6,727	7,297
Net Income after Taxes & Deprec.	k$	313,196	13,856	41,119	41,314	42,657	24,943	19,526	11,284	8,917	8,261	7,598
Project Cash Flow Schedule												
Net Income after Taxes & Deprec.	k$	313,196	13,856	41,119	41,314	42,657	24,943	19,526	11,284	8,917	8,261	7,598
Plus: Depreciation & Amortization	k$	114,182	620	1,926	2,982	3,712	4,491	5,046	5,602	6,158	6,727	7,297
Less: Capital Investment	k$	130,272	6,198	13,063	10,557	7,306	7,786	5,553	5,557	5,562	5,690	5,696
Net Cash Flow to Project	k$	297,106	8,278	29,982	33,739	39,064	21,648	19,020	11,329	9,513	9,298	9,199
Accumulated NCF to Project	k$	297,106	8,278	38,260	71,999	111,062	132,711	151,730	163,059	172,573	181,871	191,070

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SILVER WHEATON PROJECT
CASH FLOW SCHEDULE

Reserves & Resources	UNITS	2014 11	2015 12	2016 13	2017 14	2018 15	2019 16	2020 17	2021 18	2022 19	2023 20	2024 21	2025 22
ORE MILLED													
San Dimas	t	711,900	711,900	711,900	711,900	711,900	711,900	711,900	711,900	711,900	711,900	711,900	711,900
San Martin	t	-	-	-	-	-	-	-	-	-	-	-	-
Total	t	711,900	711,900	711,900	711,900	711,900	711,900	711,900	711,900	711,900	711,900	711,900	711,900
REVENUE													
San Dimas													
Silver	k$	36,760	36,760	36,760	36,760	36,760	36,760	36,760	36,760	36,760	36,760	36,760	36,760
Gold	k$	27,193	27,193	27,193	27,193	27,193	27,193	27,193	27,193	27,193	27,193	27,193	27,193
San Martin													
Silver	k$	-	-	-	-	-	-	-	-	-	-	-	-
Gold	k$	-	-	-	-	-	-	-	-	-	-	-	-
Total Revenue	k$	63,953	63,953	63,953	63,953	63,953	63,953	63,953	63,953	63,953	63,953	63,953	63,953
Less: Smelting, Refining etc.	k$	1,427	1,427	1,427	1,427	1,427	1,427	1,427	1,427	1,427	1,427	1,427	1,427
Net Revenue	k$	**62,526**	**62,526**	**62,526**	**62,526**	**62,526**	**62,526**	**62,526**	**62,526**	**62,526**	**62,526**	**62,526**	**62,526**
OPERATING COSTS													
San Dimas	$/t	55.08	55.92	55.92	55.92	55.92	55.92	55.92	55.92	55.92	55.92	55.92	55.92
San Martin	$/t	-	-	-	-	-	-	-	-	-	-	-	-
San Dimas	k$	39,213	39,809	39,809	39,809	39,809	39,809	39,809	39,809	39,809	39,809	39,809	39,809
San Martin	k$	-	-	-	-	-	-	-	-	-	-	-	-
General and Administration	k$	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500
Total Operating Costs	k$	**42,713**	**43,309**	**43,309**	**43,309**	**43,309**	**43,309**	**43,309**	**43,309**	**43,309**	**43,309**	**43,309**	**43,309**
Net Cash Operating Profit	k$	19,813	19,218	19,218	19,218	19,218	19,218	19,218	19,218	19,218	19,218	19,218	19,218
Less: Corporate Taxes	k$	4,021	4,066	4,221	4,272	4,337	4,332	4,326	4,320	4,318	4,316	4,498	4,681
Profit Sharing	k$	1,257	1,271	1,319	1,335	1,355	1,354	1,352	1,350	1,349	1,349	1,406	1,463
Depreciation & Amortization	k$	7,247	6,512	6,028	5,869	5,663	5,681	5,699	5,718	5,724	5,730	5,160	4,589
Net Income after Taxes & Deprec.	k$	**7,288**	**7,369**	**7,650**	**7,742**	**7,862**	**7,851**	**7,841**	**7,830**	**7,826**	**7,823**	**8,153**	**8,484**
Project Cash Flow Schedule													
Net Income after Taxes & Deprec.	k$	7,288	7,369	7,650	7,742	7,862	7,851	7,841	7,830	7,826	7,823	8,153	8,484
Plus: Depreciation & Amortization	k$	7,247	6,512	6,028	5,869	5,663	5,681	5,699	5,718	5,724	5,730	5,160	4,589
Less: Capital Investment	k$	5,702	5,708	5,714	5,721	5,727	5,733	5,740	5,746	5,753	5,760	-	-
Net Cash Flow to Project	k$	**8,834**	**8,173**	**7,963**	**7,891**	**7,798**	**7,799**	**7,800**	**7,801**	**7,797**	**7,793**	**13,313**	**13,074**
Accumulated NCF to Project	k$	**199,904**	**208,076**	**216,040**	**223,930**	**231,728**	**239,527**	**247,327**	**255,128**	**262,926**	**270,719**	**284,033**	**297,106**

Current Version: WGM WHEATON Version#4.xls

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